                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------
                          METROPOLITAN FINANCIAL CORP.
             (Exact Name of Registrant as Specified in Its Charter)

                OHIO                                       34-1109469
    (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)


                           22901 MILL CREEK BOULEVARD
                           HIGHLAND HILLS, OHIO 44122
                                 (216) 206-6000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ----------
                             MR. KENNETH T. KOEHLER
 PRESIDENT, CHIEF OPERATING OFFICER, ASSISTANT SECRETARY AND ASSISTANT TREASURER
                          METROPOLITAN FINANCIAL CORP.
                           22901 MILL CREEK BOULEVARD
                           HIGHLAND HILLS, OHIO 44122
                                 (216) 206-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   ----------
                                   COPIES TO:
                              PAUL N. HARRIS, ESQ.
                                THOMPSON HINE LLP
                                127 PUBLIC SQUARE
                                 3900 KEY CENTER
                              CLEVELAND, OHIO 44114
                                 (216) 566-5500

                                   ----------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                                                    Proposed
                                                                                    Maximum
                                                                                   Aggregate               Amount of
Title of Shares                                            Amount to be             Offering              Registration
To Be Registered                                            Registered              Price(3)                  Fee
-----------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, no par value (1)                    1,587,302              $5,000,000                $1,250

Shares of Common Stock, no par value (2)                    4,761,905             $15,000,000                $3,750

Rights to Purchase Shares of Common Stock                                                                     (4)
-----------------------------------------------------------------------------------------------------------------------------

(1) Reflects an estimated 1,587,302 shares of common stock to be offered directly to standby purchasers.
(2) Reflects an estimated 4,761,905 shares of common stock issuable upon the exercise of the subscription rights being offered pursuant to this Registration Statement.
(3) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.
(4) Pursuant to Rule 457(g), no separate registration fee is required for the rights.

--------------------------------------------------------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2001

                                   PROSPECTUS

                          METROPOLITAN FINANCIAL CORP.

                              [METROPOLITAN LOGO]

                             SHARES OF COMMON STOCK

     We are offering non-transferable subscription rights to purchase shares of our common stock to persons who owned shares of our
common stock as of the close of business on             , 2001, the record date
of the rights offering. We are also offering                shares of our common
stock to certain institutional and high net worth investors in a concurrent offering at the same price.

     In the rights offering:

     - You will receive, at no cost, a subscription right to purchase of a share of our common stock, at the subscription price
       of $          per share, for each share of our common stock that you own on the record date.

     - The subscription rights are exercisable beginning on the date of this
       prospectus and continuing until                , Eastern Time, on
                   , 2001, the expiration date, unless we extend such date.

     - Your rights are not transferable.

     - We reserve the right to cancel the rights offering at any time.

     Our common stock is quoted for trading on The Nasdaq Stock Market's National Market under the trading symbol "METF." The closing price of our shares
of common stock on             , 2001 was $   per share.

---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                               SUBSCRIPTION                                          PROCEEDS TO METROPOLITAN
                                  PRICE                        FEES (1)                FINANCIAL CORP. (2)
---------------------------------------------------------------------------------------------------------------
Per Share............          $                               $                           $
Total................          $20,000,000                     $875,000                    $19,125,000
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) In connection with the offerings, we have retained Ryan, Beck & Co., LLC to serve as our financial advisor and marketing agent. We have agreed to pay Ryan, Beck 5% of funds raised from our shareholders, other than from Robert
    M. Kaye, our Chief Executive Officer and Chairman, 5% of funds raised from standby purchasers, and an advisory fee of $200,000 and to reimburse Ryan, Beck for its expenses.

(2) Before deducting expenses payable by us, estimated to be $145,250.

     We have entered into agreements with certain institutional and high net worth investors that provide that these investors will purchase, at the same price per share, all of the shares of our common stock that are not subscribed
for in the rights offering. We are also offering                shares of our
common stock to these investors in a concurrent offering at the same price.

     SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF SOME OF THE FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR SHARES OF COMMON STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                Ryan, Beck & Co.

               The date of this prospectus is September   , 2001.

                                TABLE OF CONTENTS



                                                                            PAGE

SUMMARY.......................................................................1
   Background.................................................................1
   Questions and Answers About the Offerings..................................3

RISK FACTORS..................................................................7
   Risks Related to Metropolitan Bank's  Business.............................7
   Risks Related to Our Shares Of Common Stock................................9

FORWARD-LOOKING STATEMENTS...................................................10

USE OF PROCEEDS..............................................................11

CAPITALIZATION...............................................................12

SELECTED FINANCIAL DATA......................................................13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS...................................................................15

BUSINESS.....................................................................24

REGULATION AND SUPERVISION...................................................43

THE OFFERINGS................................................................47

PLAN OF DISTRIBUTION.........................................................52

DESCRIPTION OF COMMON STOCK..................................................52

EXPERTS......................................................................53

LEGAL MATTERS................................................................53

WHERE YOU CAN FIND ADDITIONAL INFORMATION....................................53



--------------------------------------------------------------------------------


         You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This document may be used only where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus.



                                      (i)

                                     SUMMARY

         This section answers in summary form some questions you may have about Metropolitan Financial Corp., the rights offering and the concurrent offering to standby purchasers. The information in this section is not complete and does not contain all of the information that you should consider before exercising your rights and purchasing our common stock. We strongly urge you to read carefully the entire prospectus, including the "Risk Factors" section, and the documents listed under "Where You Can Find Additional Information." In this prospectus, all references to "Metropolitan Financial Corp.," "we," "us," "Company," "our," and "registrant" refer to Metropolitan Financial Corp.

                                   BACKGROUND

GENERAL

         Metropolitan Financial Corp. is a savings and loan holding company that was incorporated in 1972. Our primary operating subsidiary is Metropolitan Bank and Trust Company, a wholly-owned subsidiary. Metropolitan Bank operates 24 full service retail sales offices that primarily serve Northeastern Ohio and 10 loan origination offices throughout Ohio and in Western Pennsylvania. Our principal executive office is located at 22901 Mill Creek Blvd., Highland Hills, Ohio 44122. Our telephone number is (216) 206-6000.

         In 1996, we made our initial public offering of common stock. At the time we went public, we had $720 million of assets and 14 full service retail sales offices. As of June 30, 2001, we have grown to $1.7 billion in assets and 24 full service retail sales offices. Recently, we have encountered problems primarily due to our rapid growth.

         Our net income decreased from $4.5 million for the year ended December 31, 1999 to $1.5 million for the year ended December 31, 2000 to a net loss of $2.1 million for the six months ended June 30, 2001. This deterioration was caused primarily by:

          - An increase in nonperforming assets and resulting increases in the provisions for losses on loans and real estate owned;

          - Compression of the interest rate spread between our interest-earning assets and our interest-bearing liabilities;

          - Compensation and occupancy costs related to our expansion of existing lines of business;

          - Compensation and occupancy expenses related to our new headquarters and the addition of 10 new full service retail sales offices and 5 loan origination offices since 1996; and

          - One-time and ongoing costs associated with a data processing conversion.

RECENT DEVELOPMENTS

         As a result of the performance of the Company, on July 26, 2001, the Company entered into a supervisory agreement with the Office of Thrift Supervision ("OTS"), which requires us to prepare and adopt a plan for raising capital that uses sources other than increased debt or which requires additional dividends from Metropolitan Bank. We intend to use the net proceeds of the rights offering and the offering to standby purchasers to raise the capital required by this supervisory agreement.

         Additionally, Metropolitan Bank entered into a separate supervisory agreement with the OTS and the Ohio Department of Financial Institutions (the "ODFI") on July 26, 2001, which requires Metropolitan Bank to do the following:

          - Develop a capital improvement and risk reduction plan by September 28, 2001;

          - Achieve or maintain compliance with core and risk-based capital standards at the well-capitalized level, including a risk-based capital ratio of 10% by December 31, 2001;

          -    Reduce investments in fixed assets;

          - Attain compliance with board approved interest rate risk policy requirements;

          - Reduce volatile funding sources, such as brokered and out-of-state deposits;

          -    Improve controls related to credit risk; and

          -    Restrict total assets to not more than $1.7 billion.

         Both supervisory agreements also contain restrictions on adding, entering into employment contracts with, or making golden parachute payments to directors and senior executive officers and in changing responsibilities of senior officers.

         We, as well as Metropolitan Bank, are working to comply with all of the provisions of the supervisory agreements.

OPERATING STRATEGY

         Our operating strategy is to comply with the supervisory agreements by increasing capital, reducing fixed assets, improving policies and procedures relating to interest rate and credit risks and increasing core deposits. We intend to continue our emphasis on our current lending activities that consist of:

          -    residential mortgage banking;

          -    multifamily loans;

          -    construction and land loans;

          -    commercial real estate loans;

          -    consumer loans; and

          -    commercial business loans.

See "Business" (page 24) and "Where You Can Find Additional Information" (page 54 ).

                    QUESTIONS AND ANSWERS ABOUT THE OFFERINGS

GENERAL

Q: WHY IS METROPOLITAN FINANCIAL CORP. ENGAGING IN THE OFFERINGS?

A: We are engaging in the offerings of our shares of common stock in order to raise equity capital to improve Metropolitan Bank's capital position, as required under the supervisory agreements with the OTS and the ODFI, and to make a $1 million required principal payment on our commercial bank loan. Our Board of Directors has chosen to raise capital in part through a rights offering to give our shareholders the opportunity to limit ownership dilution by buying additional shares of common stock. Of course, we cannot assure you that we will not need to seek additional financing in the future.

Q:   HOW MUCH MONEY WILL METROPOLITAN FINANCIAL CORP. RECEIVE FROM THE
OFFERINGS?

A:   Our gross proceeds from the offerings will be $20 million, before deducting commissions and expenses payable by us, estimated to be $__________.

Q:   HOW DID WE ARRIVE AT THE $___________ PER SHARE PRICE?

A:   The price of the common stock to be purchased in the offerings was determined by our Board of Directors based upon relevant factors including market conditions. The price is not necessarily related to the assets, book value, or shareholders' equity of our Company or any other established criteria of value and may not be indicative of the fair market value of the securities offered. The price may be different than the market price of our common stock on The Nasdaq Stock Market's National Market at the close of the offerings.

Q:   WHEN WILL I RECEIVE MY NEW SHARES?

A:   If you purchase shares of common stock through the offerings, and your present shares are registered in your name, you will receive certificates representing the new shares of common stock you are purchasing as soon as practicable after the expiration date, ___________, 2001. If your shares of our common stock are currently held by a broker or bank, however, you will not receive stock certificates for your new shares. Instead, your account with the bank or broker will be credited with the shares that you purchase.

Q:   CAN WE CANCEL THE OFFERINGS?

A:   Yes. Our Board of Directors may cancel the offerings at any time on or before __________, 2001, for any reason. If we cancel the offerings, any money received by us in connection with the offerings will be refunded promptly, without interest.

Q:   HOW MANY SHARES OF COMMON STOCK WILL BE OUTSTANDING AFTER THE OFFERINGS?

A:   We will issue _______ new shares of common stock in the rights offering and
___ new shares of common stock in the offering to the standby purchasers. We had
______ shares outstanding as of ________, 2001, the record date of the rights offering, and will have approximately _________ shares of common stock outstanding after the completion of these offerings.

Q:   WILL THE SHARES OF COMMON STOCK SOLD IN THE OFFERINGS BE LISTED FOR
     TRADING?

A: Yes. The shares will be listed for trading on The Nasdaq National Market under the symbol "METF."

THE RIGHTS OFFERING

Q:   WHAT IS A RIGHTS OFFERING?

A:   A rights offering is an opportunity for you to purchase additional shares of our common stock at a price of $________ per share. You have the right to purchase shares in an amount that is proportional to your existing ownership interest, which enables you to limit your ownership dilution in connection with the offerings. A rights offering also allows you to buy shares of common stock without the payment of commissions or other expenses.

Q:   WHAT IS A SUBSCRIPTION RIGHT?

A:   We are distributing to you, at no charge, a subscription right to purchase
__ of a share of common stock for each share of common stock that you owned on
________, 2001. Each subscription right entitles you to purchase __ of a share of common stock for $________ , subject to the terms of this rights offering. When you exercise a subscription right, that means that you choose to purchase the amount of common stock that the subscription right entitles you to purchase. For example, if you own 100 shares of our common stock, you are entitled to purchase _____ additional shares for $__________. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. Subscription rights are not transferable. The number of shares you are entitled to purchase through the exercise of subscription rights is indicated on your subscription certificate.

Q:   WHAT IS THE OVER-SUBSCRIPTION PRIVILEGE?

A:   The over-subscription privilege entitles you, if you fully exercise your basic subscription rights, to subscribe for additional shares of our common stock. Additional shares will be available to the extent that other shareholders do not fully exercise their basic subscription rights. We do not expect that all of our shareholders will exercise all of their basic subscription rights.

Q:   WHAT ARE THE LIMITATIONS ON THE OVER-SUBSCRIPTION PRIVILEGE?

A:   The number of shares available for over-subscription privileges will be the total shares offered in the rights offering, __________, less the number of shares purchased upon exercise of all basic subscription rights.

     There is no limit on the amount of common stock a shareholder may subscribe for pursuant to the over-subscription privilege. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who over-subscribed in proportion to the number of shares of common stock purchased by those over-subscribing shareholders through the basic subscription rights. However, if your pro rata allocation exceeds the number of shares of common stock you requested, you will receive only the number of shares of common stock that you requested. The remaining shares of common stock from your pro rata allocation will be divided among other shareholders exercising their over-subscription privileges who have subscribed for additional shares of common stock in proportion to the number of shares of common stock purchased by that group of over-subscribing shareholders through the basic subscription rights.

Q:   ARE THERE ANY PURCHASE COMMITMENTS IN THE RIGHTS OFFERING?

A:   As of the date of this prospectus, certain directors and officers, excluding Robert M. Kaye, have committed to purchase up to an aggregate of _______ shares of common stock in the rights offering if the shares of common stock are not otherwise subscribed for by other shareholders. To effect this commitment, each of these purchasers has individually agreed to exercise his or her basic subscription rights in full in the aggregate amount of $__________ and to subscribe for additional shares of common stock pursuant to the over-subscription privilege. In addition, Robert M. Kaye, our Chief Executive Officer and Chairman, has advised the Company that he will exercise his basic subscription rights in part in the amount of $8 million, or approximately 71.1% of Mr. Kaye's basic subscription rights.

     We have entered into agreements with certain institutional and high net worth investors, who we refer to as standby purchasers. These agreements provide that the standby purchasers will purchase, at the same price per share, all of the shares of our common stock that are not subscribed for by our shareholders in the rights offering.

Q:   HOW DO I EXERCISE MY SUBSCRIPTION RIGHTS?

A:   If you hold stock certificates for shares of our common stock, you will receive a subscription certificate that you must properly complete and deliver to the subscription agent before ____, Eastern Time, on _____________, 2001. Your subscription certificate must be accompanied by proper payment for each share of common stock that you wish to purchase. If you hold your shares of our common stock through a bank, broker, dealer or other nominee, then your bank, broker, dealer or other nominee is the record holder of the shares you own. This record holder must exercise the rights on your behalf for shares you wish to purchase. You will not receive a subscription certificate. Please follow the instructions that you receive by mail from your bank, broker, dealer or other nominee.

Q: HOW LONG WILL THE RIGHTS OFFERING LAST?

A:   You will be able to exercise your subscription rights only for a limited period. IF THE SUBSCRIPTION AGENT DOES NOT RECEIVE YOUR PAYMENT BEFORE __________, EASTERN TIME, ON _______________, 2001, YOUR SUBSCRIPTION RIGHTS WILL EXPIRE. If you currently hold your shares of our common stock through a bank, broker, dealer or other nominee, you will be required to submit your order through the bank, broker, dealer or other nominee within the time frame designated by it. We may, in our discretion, decide to extend the rights offering.

Q:   IF I HAVE A QUESTION ABOUT THE COMPANY OR THE RIGHTS OFFERING, WHAT SHOULD
I DO?

A:   Call our information agent, Ryan, Beck, at (800) ____________, Monday through Friday, 9:00 a.m. to 1:00 p.m. Eastern Time.

Q:   IF I HAVE A QUESTION ABOUT COMPLETING MY SUBSCRIPTION CERTIFICATE AND
SUBMITTING A PAYMENT, WHAT SHOULD I DO?

A:   Call our subscription agent, Georgeson Shareholder Communications, Inc., at
___-___-____, Monday through Friday, _____ a.m. to _____ p.m. Eastern Time.

Q:   AFTER I EXERCISE MY SUBSCRIPTION RIGHTS, CAN I CHANGE MY MIND?

A:   No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of common stock at a price of $_______ per share.

Q:   MUST I PURCHASE STOCK IN THE RIGHTS OFFERING?

A:   No.

Q:   WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY SUBSCRIPTION RIGHTS?

A: You will retain your current number of shares of our common stock even if you do not exercise your subscription rights. However, the percentage of our Company that you own will diminish.

Q:   CAN I SELL OR GIVE AWAY MY SUBSCRIPTION RIGHTS?

A:   No.

Q: WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY SUBSCRIPTION RIGHTS?

A:   The receipt and exercise of your subscription rights are intended to be nontaxable. You should seek specific tax advice from your personal tax advisor.

Q:   IS EXERCISING MY SUBSCRIPTION RIGHTS RISKY?

A:   The exercise of your subscription rights involves certain risks. Exercising your subscription rights means buying additional shares of our common stock, and you should carefully consider this investment as you would other investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 7.


THE OFFERING TO THE STANDBY PURCHASERS

Q:   WHO ARE THE STANDBY PURCHASERS?

A:   [________________________]

Q:   WHY ARE WE ENGAGING IN A SEPARATE OFFERING TO THE STANDBY PURCHASERS?

     We have agreed to offer _________ shares of common stock to the standby purchasers at the $_____ per share price in consideration for their commitment to purchase all of the shares of our common stock that are not subscribed for in the rights offering.

Q:   WHAT EFFECT DOES THE OFFERING TO THE STANDBY PURCHASERS HAVE ON ME?

     The offering to the standby purchasers will result in the dilution of your ownership interest in Metropolitan Financial Corp.

                                  RISK FACTORS

         An investment in shares of our common stock involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating us, our business and the offerings before you exercise your subscription rights or purchase shares of our common stock being offered by this prospectus.

                  RISKS RELATED TO METROPOLITAN BANK'S BUSINESS

OUR AGREEMENTS WITH REGULATORS IMPOSE OPERATING REQUIREMENTS ON US AND METROPOLITAN BANK, WHICH, IF VIOLATED, COULD RESULT IN ADDITIONAL SANCTIONS THAT WOULD BE DETRIMENTAL TO US AND YOUR INVESTMENT.

         The Company entered into a supervisory agreement with the OTS on July 26, 2001, requiring the Company to adopt a plan for raising capital. In addition, Metropolitan Bank entered into a separate supervisory agreement with the OTS and the ODFI on July 26, 2001, requiring Metropolitan Bank to take a number of affirmative actions, such as increasing its risk-based capital ratio, attaining compliance with approved interest rate and credit risk policy requirements, limiting growth and reducing fixed assets. If the Company or Metropolitan Bank is unable to comply with the terms and conditions of the supervisory agreements, the OTS and the ODFI could take additional regulatory action, including the issuance of a cease and desist order requiring further corrective action such as raising additional capital, obtaining additional or new management and restricting dividends from Metropolitan Bank to the Company. These additional restrictions could make it impossible to service existing debt of the Company and could adversely impact the value of our common stock.

ROBERT M. KAYE CONTROLS THE COMPANY AND METROPOLITAN BANK AND HIS INTERESTS COULD BE DIFFERENT THAN YOUR INTERESTS.

         Robert M. Kaye, our Chief Executive Officer and Chairman, currently owns approximately 75% of our common stock. Mr. Kaye intends to purchase common stock in the rights offering in an amount equal to $8 million. If Mr. Kaye purchases that amount, upon completion of the offerings, he will own approximately ___% of the outstanding shares of our common stock and will continue to have control of our Company. He will continue to be able to elect or remove all of our directors and determine the outcome of any issue submitted to a vote of the shareholders, such as:

         -        Approval of mergers or other business combinations;

         - Issuance of any additional shares of common stock or other equity securities; and

         - Issuance of any debt other than in the ordinary course of business.

         Mr. Kaye's ability to reject an unsolicited bid to acquire the Company or Metropolitan Bank or any other change in control could have an adverse effect on the market price of our shares of common stock.

METROPOLITAN BANK'S CONCENTRATION OF LOANS SECURED BY COMMERCIAL REAL ESTATE AND BUSINESS LOANS INCREASES THE POSSIBILITY OF LOAN LOSSES.

         We may incur significant losses because approximately 13.8% of Metropolitan Bank's loans are secured by commercial real estate and approximately 10.4% of Metropolitan Bank's loans are business loans secured by a variety of types of collateral. Although generally secured, commercial real estate and commercial business loans have a higher risk of loss than residential real estate loans. Significant losses on commercial real estate and commercial business loans are possible because the repayment of these loans typically depends upon the successful operation of commercial enterprises. Competitive pressures, economic cycles, changes in technology and similar factors may negatively impact the cash flows of the commercial enterprises and their ability to repay their loans. As a result, there is an increased possibility that we may suffer additional delinquencies and ultimately loan losses.

A DETERIORATION OF OUR CURRENT NONPERFORMING LOANS OR AN INCREASE IN THE NUMBER OF OUR NONPERFORMING LOANS MAY HAVE AN ADVERSE IMPACT ON OUR NET INCOME.

         If loans that are currently nonperforming further deteriorate or loans that are currently performing become nonperforming loans, we may need to increase our allowance for loan losses. Such an increase would have a negative impact on net income and earnings per share. As of June 30, 2001, we had an allowance for loan losses of $17.0 million. However, since the determination of the allowance for loan losses is based on estimates, which may change over time, there can be no absolute assurance that the current allowance will be adequate to cover all losses related to loans currently in the loan portfolio. In addition, the OTS and ODFI could require that we increase our allowance for loan losses.

A DECLINE IN REAL ESTATE VALUES, PARTICULARLY IN OHIO OR CALIFORNIA, COULD REDUCE METROPOLITAN BANK'S INCOME.

         The value of Metropolitan Bank's real estate collateral could be adversely affected by downturns in the real estate markets where it conducts its business. A decline in real estate values, particularly in Ohio or California, would reduce the value of the real estate collateral securing Metropolitan Bank's loans and increase the risk that Metropolitan Bank would incur losses if borrowers defaulted on their loans. At June 30, 2001, real estate secured approximately 77.8% of Metropolitan Bank's loans. At June 30, 2001, properties located in Ohio and California secured approximately 58.9% and 14.5%, respectively, of the principal amount of Metropolitan Bank's real estate loans.

THE ABILITY OF THE COMPANY TO PREDICT THE EFFECT OF RISING AND DECLINING INTEREST RATES ON ITS BUSINESS IS LIMITED.

         The Company is subject to the risk of fluctuations in net interest income due to changes in interest rates. Because of Metropolitan Bank's emphasis on construction, commercial business and consumer loans, many of which are prime-based assets that react very quickly to changes in interest rates, standard interest rate models have not been successful in predicting the Company's exposure to interest rate risk. Based on the combination of changes in short-term interest rates, changes in the shape and slope of the yield curve and the effect of local market conditions, the Company has had limited success in predicting the effect of rising and falling rates on its business.

REGULATORY RESTRICTIONS ON BANK DIVIDENDS COULD LIMIT THE AMOUNTS METROPOLITAN BANK MAY PAY TO US AND OUR ABILITY TO MAKE PAYMENTS ON OUR DEBT.

         As a holding company, we conduct our operations mainly through our subsidiaries. Other than our investing and financing activities, our principal source of cash is dividends Metropolitan Bank pays to us. If Metropolitan Bank is unable to pay dividends to us, we may be unable to make interest or principal payments on our debt resulting in a default of one or more of our obligations. Various regulatory provisions could restrict the amount of dividends Metropolitan Bank can pay to us. For example, Metropolitan Bank operates with lower capital ratios than most other banks and, as a result, faces a higher risk of falling below regulatory capital requirements. If Metropolitan Bank becomes undercapitalized, Metropolitan Bank will have to comply with increased restrictions on the payment of dividends and may lose its ability to pay dividends. If Metropolitan Bank were prohibited from paying dividends to us, based on liquid assets available at June 30, 2001, we would be able to continue to pay interest on existing holding company obligations for approximately three months. If we deferred the payment of interest on our trust preferred securities we would be able to continue to pay interest on existing holding company obligations for approximately twelve months.

GROWTH RESTRICTIONS MAY ADVERSELY IMPACT OUR ABILITY TO INCREASE PROFITS.

         Metropolitan Bank has agreed to limit its growth under its agreement with regulators. Because we generate the majority of our revenue from interest we earn on our assets, restricting growth may adversely effect our ability to increase our revenue and may therefore adversely impact our ability to increase profits.

IF THE FEDERAL HOME LOAN BANK REQUIRES METROPOLITAN BANK TO SUBMIT ADDITIONAL COLLATERAL BASED ITS CURRENT FINANCIAL CONDITION, METROPOLITAN BANK MAY BE REQUIRED TO OBTAIN PLEDGEABLE ASSETS THAT WOULD NOT PROVIDE A POSITIVE SPREAD OVER OTHER FUNDING SOURCES AVAILABLE.

         The Federal Home Loan Bank determines a credit rating for each of their debtor banks each quarter. In August 2001, based on the financial condition of Metropolitan Bank as of the end of the first quarter of 2001, the Federal Home Loan Bank increased Metropolitan Bank's collateral requirement with respect to one- to four-family loans and multifamily loans from 125% of borrowings to 150% of borrowings. As a result, Metropolitan Bank's borrowing capacity of $29 million at June 30, 2001 was reduced to a collateral shortage of $12 million at August 31, 2001. If this shortage is not resolved by December 15, 2001, Metropolitan Bank will have to pay down existing borrowings or convert existing assets into pledgeable assets. Further declines in Metropolitan Bank's financial condition could result in additional collateral shortages requiring additions of brokered or out of state deposits. These pledgeable assets would not provide a positive spread over other funding sources available.

                 RISKS RELATED TO OUR SHARES OF COMMON STOCK

OUR HISTORY OF NOT PAYING DIVIDENDS ON OUR SHARES OF COMMON STOCK MAY ADVERSELY IMPACT THE MARKET VALUE OF OUR SHARES OF COMMON STOCK.

         The market may value our shares of common stock at a lower price than the common stock of a similar company with a history of paying cash dividends. Dividend yield is one of a number of factors that can affect the market price of a stock. We have not historically paid any cash dividends on our shares of common stock. Currently, we have no plans to pay cash dividends on our common stock. In addition, we have entered into various agreements that limit or prohibit our ability to pay cash dividends on our common stock.

FUTURE COMMON STOCK OFFERINGS MAY REDUCE YOUR PERCENTAGE OWNERSHIP IN OUR
COMPANY.

         If we conduct additional offerings of shares of common stock in the future, you may experience dilution in your percentage ownership of our outstanding common stock.

THE PRICE OF THE SHARES OFFERED BY THIS PROSPECTUS IS NOT NECESSARILY AN INDICATION OF THE VALUE OF OUR COMPANY.

         The price of shares offered for sale by this prospectus was set by our Board of Directors after considering relevant factors, including market conditions. The price does not necessarily bear any relationship to the assets, book value or shareholders' equity or any other established criteria of value. You should not consider the price as an indication of our present or future value. After the date of this prospectus, our shares of common stock may trade at prices above or below the offering price.

THE PRICE OF OUR COMMON STOCK MAY DECLINE BEFORE OR AFTER THE OFFERINGS EXPIRE.

         We cannot assure you that the trading price of our common stock will not decline after you elect to participate in the offerings. Moreover, we cannot assure you that following the offerings you will be able to sell your shares of common stock at a price equal to or greater than the $_____ price in the offerings. Until shares are delivered after the expiration of the offerings, you may not be able to sell the shares of our common stock that you purchase in the offerings. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the offerings.

YOU MAY HAVE DIFFICULTY SELLING YOUR SHARES OF COMMON STOCK BECAUSE OF THE LIMITED TRADING VOLUME FOR OUR SHARES OF COMMON STOCK.

         Because approximately 75% of our shares of common stock is owned by Mr. Kaye, the trading volume of the shares of common stock has been less active than many other companies listed on The Nasdaq Stock Market's National Market. A public market having the desired characteristics of depth, liquidity and orderliness depends upon the presence of willing buyers and sellers of the common stock in the marketplace. In turn, the presence of buyers and sellers depends, among other things, on the individual decisions of investors and upon general economic and market conditions over which we have no control.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are subject to assumptions, risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "likely," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

     -    changes in interest rates;

     - continued weakening in the economy and other factors that would materially impact credit quality trends, real estate lending and the ability of Metropolitan Bank to generate loans;

     - business and other factors affecting the economic outlook of individual borrowers of Metropolitan Bank and their ability to repay loans as agreed;

     - the ability of the Company and Metropolitan Bank to timely meet their obligations under their respective supervisory agreements;

     - increase in the dollar amount of nonperforming loans held by Metropolitan Bank;

     - increased competition which raises rates paid on demand and time deposits offered by Metropolitan Bank;

     - adverse developments in material collection and other lawsuits involving Metropolitan Bank;

     - delay in or inability to execute strategic initiatives designed to grow revenues and/or manage expenses;

     - changes in law imposing new legal obligations or restrictions or unfavorable resolution of litigation; and

     -    changes in accounting, tax, or regulatory practices or requirements.

         Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus as stated on the front cover, and we have no obligation to update publicly or revise any of these forward-looking statements.

                                 USE OF PROCEEDS

         We estimate that the proceeds to Metropolitan Financial Corp. from the offerings will be approximately $19.0 million after fees and expenses. We expect the net proceeds from these offerings to be used as follows:

          - approximately $18.0 million will be contributed as capital to Metropolitan Bank in order to improve Metropolitan Bank's capital position; and

          - approximately $1.0 million will be used to make a scheduled principal payment on the Company's commercial bank loan. The debt to be discharged matures on December 31, 2001 and bears an interest rate of the commercial bank's prime rate which was 6.50% as of August 31, 2001.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization as of June 30, 2001, as adjusted to give effect to the completion of the offering of the shares of common stock, including the application of the net proceeds as proposed.

                                                              ACTUAL         AS ADJUSTED
                                                            -----------      -----------
                                                                 (DOLLARS IN THOUSANDS)

Deposits ..............................................     $ 1,202,617      $ 1,202,617

Borrowings:
Federal Home Loan Bank advances .......................         304,766          304,766
9.625% subordinated notes maturing January 1, 2005 ....          13,985           13,985
Commercial bank note payable ..........................           6,000            5,000
Repurchase Agreements .................................          41,000           41,000
                                                            -----------      -----------
     Total borrowings .................................         365,751          364,751
                                                            -----------      -----------
     Total deposits and borrowings ....................     $ 1,568,368      $ 1,567,368
                                                            ===========      ===========

Guaranteed preferred beneficial interests in the
  company's junior subordinated debentures ............     $    43,750      $    43,750

Shareholders' equity:
Shares of common stock, no par value, 30,000,000 shares
  authorized, ________ shares issued and outstanding at
  ______ __, 2001, ______ as adjusted .................      $       --       $       --
Additional paid-in-capital ............................          20,928           38,908
Retained earnings .....................................          27,167           27,167
Accumulated other comprehensive loss ..................          (1,266)          (1,266)
                                                            -----------      -----------
     Total shareholders' equity .......................     $    46,829      $    64,809
                                                            ===========      ===========


         The following table sets forth Metropolitan Bank's capital ratios as of June 30, 2001, as adjusted to give effect to the completion of the offering of the shares of common stock, including the application of the net proceeds as proposed.

                                                               ACTUAL         AS ADJUSTED
                                                            ------------      -----------
Tangible capital
     Amount ...........................................     $   104,567      $   122,547
     Percentage .......................................            6.20%            7.27%
Core Capital
     Amount ...........................................     $   104,567      $   122,547
     Percentage .......................................            6.20%            7.27%
Risk-based Capital
     Amount ...........................................     $   115,219      $   133,199
     Percentage .......................................            8.71%           10.07%
Tier 1 Capital to Risk-adjusted Assets
     Amount ...........................................     $   104,567      $   122,547
     Percentage .......................................            7.90%            9.26%

See "Regulatory Capital Requirements" for a discussion of current capital requirements.

                             SELECTED FINANCIAL DATA

         The following tables represent selected financial information which you should read together with the consolidated financial statements and related notes found in the quarterly report for the Company for the period ended June 30, 2001 and the annual report for the Company for the year ended December 31, 2001. The following should also be read in connection with the Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus.

                                       SIX MONTHS ENDED JUNE 30,                            YEAR ENDED DECEMBER 31,
                                     --------------------------- -------------------------------------------------------------------
                                        2001           2000          2000         1999          1998          1997         1996 (1)
                                     ------------- ------------- --------------------------- ---------------------------------------
SELECTED FINANCIAL CONDITION DATA:                                       (DOLLARS IN THOUSANDS)

Total assets ......................  $1,691,247    $1,656,428    $1,695,279    $1,608,119    $1,363,434      $924,985     $769,076
Loans receivable, net .............   1,066,900     1,231,967     1,235,441     1,183,954     1,018,271       693,655      637,493
Loans held for sale ...............     139,409        17,807        51,382         6,718        15,017        14,230        8,973
Mortgage-backed securities ........     198,826       214,846       195,829       255,727       198,295       143,167       56,672
Securities ........................     114,988        50,471        54,786        51,708        35,660         6,446       13,173
Intangible assets .................       2,637         2,330         2,602         2,461         2,724         2,987        3,239
Loan servicing rights .............      22,474        17,857        20,597        10,374        13,412         9,224        8,051
Deposits ..........................   1,202,617     1,126,331     1,146,267     1,136,630     1,051,357       737,782      622,105
Borrowings ........................     365,751       418,693       426,079       360,396       215,486       135,870      101,874
Preferred securities(2) ...........      43,750        43,750        43,750        43,750        27,750             -            -
Shareholders' equity ..............      46,829        44,504        49,459        44,868        42,644        36,661       30,244

SELECTED OPERATIONS DATA:
Total interest income .............     $61,705       $61,448      $127,787      $111,921       $85,728       $69,346      $54,452
Total interest expense ............      44,212        41,731        88,673        73,644        53,784        41,703       33,116
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Net interest income ...............      17,493        19,717        39,114        38,277        31,944        27,643       21,336
Provision for loan losses .........       4,200         3,100         6,350         6,310         2,650         2,340        1,636
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Net interest income after provision
for
   Loan losses ....................      13,293        16,617        32,764        31,967        29,294        25,303       19,700
Loan servicing income, net ........        (783)          548         1,148         1,358           788         1,293        1,204
Net gain on sale of loans and
securities ........................       3,996         1,456         3,573         1,781         3,523           580          336
Other noninterest income ..........       3,518         2,276         4,834         4,016         3,006         2,268        2,233
Noninterest expense ...............      23,771        19,186        40,160        32,591        25,523        20,149       20,839
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Income before income taxes
  and extraordinary item ..........      (3,747)        1,711         2,159         6,531        11,088         9,295        2,634
Income tax (expense) benefit ......       1,246          (557)         (662)       (2,020)       (4,049)       (3,492)      (1,095)

Extraordinary item(3) .............           -             -             -             -          (245)             -            -
                                     ----------    ----------    ----------    ----------    ----------    ----------   ----------
Net income (loss) .................     $(2,501)       $1,154        $1,497        $4,511        $6,794        $5,803       $1,539
                                     ==========    ==========    ==========    ==========    ==========    ==========   ==========

(1) Noninterest expense for 1996 includes a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the Savings Association Insurance
(2) Consists of 9.50% preferred securities sold during the second quarter of 1999 by Metropolitan Capital Trust II and 8.60% preferred securities sold during the second quarter of 1998 by Metropolitan Capital Trust I.
(3) The extraordinary item represents expenses associated with the early retirement of the outstanding 10% subordinated notes.

                                               SIX MONTHS ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                              --------------------------     ----------------------------------------
                                                 2001             2000          2000           1999           1998
                                              ----------      ----------     ----------     ----------     ----------
   PER SHARE DATA, RESTATED FOR
     STOCK SPLITS:
   Basic net income per share                     $(0.31)          $0.14          $0.19          $0.57          $0.88
   Diluted net income per share                    (0.31)           0.14           0.19           0.57           0.87
   Book value per share                             5.77            5.51           6.11           5.56           5.50
   Tangible book value per share                    5.45            5.22           5.79           5.26           5.15

   PERFORMANCE RATIOS:(2)
   Return on average assets                        (0.30)%          0.14%          0.09%          0.30%          0.64%
   Return on average equity                       (10.40)           5.21           3.30          10.09          17.16
   Interest rate spread                             1.97            2.32           2.31           2.52           2.90
   Net interest margin                              2.24            2.58           2.56           2.73           3.16
   Average interest-earning assets to
      average interest-bearing                    103.43          103.17         103.09         103.73         104.96
      liabilities
   Noninterest expense to average assets            2.82            2.39           2.45           2.17           2.39
   Efficiency ratio(3)                            104.24           80.81          83.21          71.05          64.45

   ASSET QUALITY RATIOS:(2)(4)
   Nonperforming loans to total loans               2.65%           0.77%          1.15%          0.79%          1.23%
   Nonperforming assets to total assets             2.11            0.84           1.12           0.91           1.34
   Allowance for losses on loans to
      total loans                                   1.39            1.01           1.07           0.92           0.66
   Allowance for losses on loans to
      nonperforming total loans                    53.23          132.75          94.65         117.52          54.44
   Net charge-offs to average loans                 0.18            0.22           0.27           0.19           0.16

   CAPITAL RATIOS:
   Shareholders' equity to total assets             2.77%           2.69%          2.92%          2.79%          3.13%
   Average shareholders' equity to
      average assets                                2.85            2.76           2.77           2.97           3.70
   Tier 1 capital to total assets(5)                6.20            6.44           6.31           6.57           6.27
   Tier 1 capital to risk-weighted assets(5)        7.90            8.62           8.45           8.58           7.85


   OTHER DATA:
   Loans serviced for others (000s)           $2,107,548      $1,624,916     $1,937,499     $1,653,065     $1,496,347
   Number of full service offices                     24              22             23             20             17
   Number of loan production offices                  10              10             10              8              5

                                               YEAR ENDED DECEMBER 31,
                                              -------------------------
                                                  1997        1996(1)
                                              ----------     ----------

   PER SHARE DATA, RESTATED FOR
     STOCK SPLITS:
   Basic net income per share                      $0.75          $0.22
   Diluted net income per share                     0.75           0.22
   Book value per share                             4.73           3.90
   Tangible book value per share                    4.34           3.48

   PERFORMANCE RATIOS:(2)
   Return on average assets                         0.69%          0.23%
   Return on average equity                        17.58           5.75
   Interest rate spread                             3.20           3.07
   Net interest margin                              3.48           3.34
   Average interest-earning assets to
      average interest-bearing                    105.30         105.39
      liabilities
   Noninterest expense to average assets            2.40           3.08
   Efficiency ratio(3)                             62.75          82.57

   ASSET QUALITY RATIOS:(2)(4)
   Nonperforming loans to total loans               0.44%          0.80%
   Nonperforming assets to total assets             0.56           0.70
   Allowance for losses on loans to
      total loans                                   0.79           0.64
   Allowance for losses on loans to
      nonperforming total loans                   178.60          80.38
   Net charge-offs to average loans                 0.13           0.04

   CAPITAL RATIOS:
   Shareholders' equity to total assets             3.96%          3.93%
   Average shareholders' equity to
      average assets                                3.94           3.96
   Tier 1 capital to total assets(5)                5.47           5.58
   Tier 1 capital to risk-weighted assets(5)        7.75           7.87


   OTHER DATA:
   Loans serviced for others (000s)           $1,190,815     $1,102,514
   Number of full service offices                     15             14
   Number of loan production offices                   4              5


(1) Noninterest expense for 1996 includes a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the Savings Association Insurance Fund. All per share data and performance ratios include the effect of this assessment.
(2)  Ratios are annualized where appropriate for comparison purposes
(3) Equals noninterest expense less amortization of intangible assets divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).
(4) Ratios are calculated on end of period balances except net charge-offs to average loans.
(5)  Ratios are for Metropolitan Bank only.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following is the Management's Discussion and Analysis of Financial Condition and Results of Operations from the Company's quarterly report for the three and six month periods ended June 30, 2001. This discussion and analysis has not materially changed from the discussion and analysis in the June 30, 2001 report. The quarterly report for the Company for the period ended June 30, 2001 and the annual report for the Company for the year ended December 31, 2000 contain consolidated financial statements and related notes that should be read in connection with the following discussion.

OVERVIEW

         The reported results of the Company primarily reflect the operations of Metropolitan Bank and the financing activities of the Company. Our results of operations are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Like most financial institutions, the primary contributor to our income is net interest income, the difference between the interest we earn on interest-earning assets, such as loans and securities, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Our operations are also affected by noninterest income, such as loan servicing fees, servicing charges on deposit accounts, and gains or losses on the sales of loans and securities. Our principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, and general and administrative expenses.

RESULTS OF OPERATIONS

         Net Income. Net income decreased $2.6 million to a net loss of $2.1 million for the second quarter, 2001 as compared to net income of $0.5 million for the second quarter, 2000. Noninterest income increased $2.1 million for the three months ended June 30, 2001 over the same period in the prior year. The provision for loan losses increased to $3.1 million for the three months ended June 30, 2001 compared to $1.6 million from the same period in the prior year. For the three months ended June 30, 2001, net interest income decreased $1.7 million and noninterest expense increased $2.7 million compared to the same period in the prior year. Noninterest expense amounted to $12.6 million for the quarter ended June 30, 2001 from $9.8 million from the same quarter of the prior year.

         Net income for the six-month period ended June 30, 2001 decreased $3.7 million to a net loss of $2.5 million as compared to net income of $1.2 million for the first six months of 2000. Noninterest income increased $2.5 million for the six months ended June 30, 2001 over the same period in the prior year. The provision for loan losses for the six months ended June 30, 2001 increased $1.1 million from the same period in the prior year. For the six months ended June 30, 2001, net interest income decreased $2.2 million and noninterest expense increased $4.6 million compared to the same period in the prior year. Noninterest expense amounted to $23.8 million for the six-month period ended June 30, 2001 from $19.2 million from the same period in the prior year.

         The losses for the second quarter, 2001 and the first six months of 2001 were primarily due to increased loan loss provisions, provisions for real estate owned, compression of the interest rate spread, costs associated with a computer conversion, and compensation and occupancy expenses relating to new facilities opened during 2000 and the first half of 2001. Management increased the provision for loss on loans due to a weakening in the economy, increased nonperforming loans, and problems with specific borrowers.

         Our net interest margin decreased forty-eight and thirty-four basis points to 2.14% and 2.24%, respectively, for the three and six-month periods ended June 30, 2001, respectively, as compared to 2.62% and 2.58%, respectively, for the comparable periods in 2000. The decrease in net interest margin resulted primarily from declines in market interest rates which resulted in declines on yields of prime-based loans and adjustable rate investment securities while our deposit costs increased during the three and six month periods ended June 30, 2001 compared to the same periods in the prior year.

         Interest Income. Total interest income for the quarter ended June 30, 2001 decreased 4.7% from the second quarter of 2000 and increased slightly for the six months ended June 30, 2001 as compared to the six-month period ended June 30, 2000, to $30.1 million and $61.7 million, respectively, as compared to $31.5 million and $61.4 million, respectively, in the same periods in 2000. These results were primarily the effect of declining yields on interest-earning assets in the three and six-month periods ended June 30, 2001 despite increases in average earning assets of 2.0% and 2.4% compared to the same periods in the prior year. An increase in the level of nonperforming loans during the first half of 2001 also contributed to the decrease in interest income.

         Interest Expense. Total interest expense increased 0.9% and 5.9%, respectively, to $21.7 million and $44.2 million, respectively, for the three and six-month periods ended June 30, 2001 as compared to $21.5 million and $41.7 million, respectively, for the same periods in 2000. Interest expense for the quarter ending June 30, 2001 increased generally due to a higher average balance of interest-bearing liabilities outstanding as opposed to the prior year quarter. In contrast, the higher interest expense experienced in the first six months of 2001 as compared to the prior year period was due more to an increased cost of funds and was affected only slightly by the greater balance of interest-bearing liabilities outstanding. The average balance of interest-bearing deposits increased $28.3 million and $10.1 million, respectively, or 2.7% and 1.0%, respectively, for the three and six-month periods ended June 30, 2001 as compared to the same periods in 2000. Average borrowings decreased $8.6 million and increased $21.2 million, or a 2.2% decrease and a 5.5% increase, respectively, for the three and six-month periods ended June 30, 2001 as compared to the same periods in 2000. The Company's cost of funds, on a consolidated basis, decreased slightly to 5.79% for the second quarter, 2001 as compared to 5.83% for the second quarter, 2000. Conversely, for the six-month period ended June 30, 2001, the Company's cost of funds, on a consolidated basis, increased to 5.95% as compared to 5.73% for the first six months of 2000. In both the three and six-month periods ended June 30, 2001, a higher cost paid on deposits was partially offset by a lower cost paid on borrowings.

     Average Balances and Yields. The following tables present the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccruing loans are considered in average loan balances. The average balances of mortgage-backed securities and securities are presented at historical cost.


                                                                        THREE MONTHS ENDED JUNE 30,
                                        --------------------------------------------------------------------------------------
                                                             2001                                         2000
                                        -----------------------------------------     ----------------------------------------
                                                                      (DOLLARS IN THOUSANDS)
                                         AVERAGE                                       AVERAGE
                                         BALANCE         INTEREST         RATE         BALANCE        INTEREST        RATE
                                        ------------    -----------     ---------     ------------    -----------    ---------
Interest-earning assets:
Loans receivable                        $1,277,603        $25,342         7.93%        $1,238,399       $26,308         8.50%
Mortgage-backed securities                 204,307          3,414         6.68%           222,525         3,924         7.05%
Other                                       86,002          1,314         6.26%            75,872         1,307         6.89%
                                        ----------        -------                       ---------       -------
Total interest-earning assets            1,567,912         30,070         7.68%         1,536,796        31,539         8.21%
                                                          -------                                       -------
Noninterest-bearing assets                 127,689                                         81,915
                                        ----------                                     ----------
Total assets                            $1,695,601                                     $1,618,711
                                        ==========                                     ==========

Interest-bearing liabilities:
Deposits                                $1,076,052         14,670         5.47%        $1,047,703        14,187         5.45%
Borrowings                                 388,922          6,108         6.30%           397,546         6,442         6.52%
Junior Subordinated Debentures              43,750            999         9.13%            43,750           999         9.13%
                                        ----------        -------                       ---------       -------
Total interest-bearing liabilities       1,508,724         21,777         5.79%         1,488,999        21,628         5.83%
                                                          -------         ----                          -------         ----
Noninterest-bearing liabilities            139,431                                         85,494
Shareholders' equity                        47,446                                         44,218
                                        ----------                                      ---------
Total liabilities and
  shareholders' equity                  $1,695,601                                     $1,618,711
                                        ==========                                     ==========
Net interest income before
  capitalized interest                                      8,293                                         9,911
                                                          -------                                       -------
Interest rate spread                                                      1.89%                                         2.38%
                                                                          ====                                          ====
Net interest margin                                                       2.14%                                         2.62%
Interest expense capitalized                                  111                                           163
                                                          -------                                       -------
Net interest income                                        $8,404                                       $10,074
                                                          =======                                       =======
Average interest-earning
  assets to average
  interest-bearing
  Liabilities                               103.92%                                        103.21%


                                                                      SIX MONTHS ENDED JUNE 30,
                                     --------------------------------------------------------------------------------------
                                                          2001                                         2000
                                     -----------------------------------------     ----------------------------------------
                                                                   (DOLLARS IN THOUSANDS)
                                      AVERAGE                                       AVERAGE
                                      BALANCE         INTEREST         RATE         BALANCE        INTEREST        RATE
                                     ------------    -----------     ---------     ------------    -----------    ---------
Interest-earning assets:
Loans receivable                     $1,279,791        $52,340          8.18%       $1,223,468       $50,912         8.32%
Mortgage-backed securities              199,782          6,775          6.78%          231,267         8,108         7.01%
Other                                    83,224          2,590          6.54%           71,873         2,428         6.76%
                                     ----------        -------                      ----------       -------
Total interest-earning assets         1,562,797         61,705          7.91%        1,526,608        61,448         8.05%
                                                       -------                                       -------
Noninterest-bearing assets              123,485                                         80,699
                                     ----------                                     ----------
Total assets                         $1,686,282                                     $1,607,307
                                     ==========                                     ==========

Interest-bearing liabilities:
Deposits                             $1,061,133         29,800          5.66%       $1,051,073        27,706         5.30%
Borrowings                              406,061         12,754          6.33%          384,816        12,309         6.43%
Junior Subordinated Debentures           43,750          1,997          9.13%           43,750         1,997         9.13%
                                     ----------        -------                      ----------       -------
Total interest-bearing
  liabilities                         1,510,944         44,551          5.94%        1,479,639        42,012         5.73%
                                                       -------          ----                         -------         ----
Noninterest-bearing liabilities         127,221                                         83,359
Shareholders' equity                     48,117                                         44,309
                                     ----------                                     ----------
Total liabilities and
  shareholders' equity               $1,686,282                                     $1,607,307
                                     ==========                                     ==========
Net interest income before
  capitalized interest                                  17,154                                        19,436
                                                       -------                                       -------
Interest rate spread                                                    1.97%                                        2.32%
                                                                        ====                                         ====
Net interest margin                                                     2.24%                                        2.58%
Interest expense capitalized                               339                                           281
                                                       -------                                       -------
Net interest income                                    $17,493                                       $19,717
                                                       =======                                       =======
Average interest-earning
  assets to average
  interest-bearing
  liabilities                            103.43%                                        103.17%


     Rate and Volume Variances. Net interest income is affected by changes in the level of interest-earning assets and interest-bearing liabilities and changes in yields earned on assets and rates paid on liabilities. The following table sets forth, for the periods indicated, a summary of the changes in interest earned and interest paid resulting from changes in average asset and liability balances and changes in average rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to change due to volume and change due to rate.


                                                            THREE MONTHS ENDED JUNE 30,
                                                                   2001 V. 2000
                                                                INCREASE (DECREASE)
                                             ----------------------------------------------------------
                                                                  CHANGE DUE           CHANGE DUE
                                               TOTAL CHANGE       TO VOLUME             TO RATE
                                               ------------       ----------           ----------
                                                              (DOLLARS IN THOUSANDS)
INTEREST INCOME ON:
  Loans receivable                           $  (966)             $   883               $(1,849)
  Mortgage-backed securities                    (510)                (311)                 (199)
  Other                                            7                   22                   (15)
                                             -------              -------               -------
    Total interest income                     (1,469)             $   594               $(2,063)
                                             -------              =======               =======
INTEREST EXPENSE ON:
  Deposits                                   $   483              $   419               $    64
  Borrowings                                    (334)                (133)                 (201)
  Junior Subordinated Debentures                --                   --                    --
                                             -------              -------               -------
    Total interest expense                       149              $   286               $  (137)
                                                                  =======               =======
  Interest expense capitalized                   (52)
                                             -------
Decrease in net interest income              $(1,670)
                                             =======


                                                            SIX MONTHS ENDED JUNE 30,
                                                                  2001 V. 2000
                                                               INCREASE (DECREASE)
                                            ----------------------------------------------------------
                                                                    CHANGE DUE           CHANGE DUE
                                             TOTAL CHANGE            TO VOLUME             TO RATE
                                             ------------           ----------           ----------
                                                              (DOLLARS IN THOUSANDS)
INTEREST INCOME ON:
  Loans receivable                           $ 1,428                 $ 2,280             $  (852)
  Mortgage-backed securities                  (1,333)                 (1,075)               (258)
  Other                                          162                     204                 (42)
                                             -------                 -------             -------
    Total interest income                        257                 $ 1,409             $(1,152)
                                             -------                 =======             =======
INTEREST EXPENSE ON:
  Deposits                                   $ 2,094                 $   257             $ 1,837
  Borrowings                                     445                     616                (171)
  Junior Subordinated Debentures                --                      --                  --
                                             -------                 -------             -------
    Total interest expense                     2,539                 $   873             $ 1,666
                                                                     =======             =======
  Interest expense capitalized                    58
                                             -------
Decrease in net interest income              $(2,224)
                                             =======


     Provision for Loan Losses. The provision for loan losses increased to $3.1 million and $4.2 million, respectively, for the three and six-month periods, respectively, ended June 30, 2001 as compared to $1.6 million and $3.1 million, respectively, for the same periods in 2000. Management increased the provision for loan losses based on increased risk of loss due to a weakening in the economy, increased nonperforming loans, and problems noted with specific borrowers. As a result, the allowance for losses on loans at June 30, 2001 was $17.0 million or 1.39% of total loans, as compared to $12.8 million, or 1.01% of total loans at June 30, 2000.

     Noninterest Income. Total noninterest income increased 99.1% to $4.3 million for the three month period ended June 30, 2001 as compared to $2.2 million for the second quarter 2000 and increased $2.5 million to $6.7 million, or 57.3%, for the first six months of 2001 as compared to $4.3 million for the first six months of 2000.

     Gain on sale of loans was $1.8 million in the three-month period ended June 30, 2001, as compared to $0.7 million during the same period in 2000. For the six-month period ended June 30, 2001, gain on sale of loans was $2.5 million as compared to $1.0 million for the prior year period. The primary reason for the increase in the second quarter and first half of 2001 compared with the same periods in 2000 was a decrease in interest rates in 2001 which has caused an increase in refinance activity resulting in increased origination volumes and, therefore, an increase in loans available to sell. The proceeds of residential loan sales in the first six months of 2001 were $345.0 million as compared to $50.0 million in the same period in 2000. Proceeds from the sale of multifamily and commercial real estate loans were $49.3 million for the first six months of 2001 as compared to $42.2 million for the same period in 2000.

     There were losses from net loan servicing of $674,000 and $783,000 in the three and six-month periods ended June 30, 2001 as compared to income of $213,000 and $548,000, respectively, for the same periods in 2000. The primary reason for the decreased income was the increased amortization of servicing rights due to an increase in paid off loans in 2001 compared to the prior year. The portfolio of loans serviced for others increased to $2.1 billion at June 30, 2001 as compared to $1.9 billion at December 31, 2000. Origination of loan servicing offset payoffs and the amortization of existing loans serviced.

     Service charges on deposit accounts increased to $489,000 in the three-month period ended June 30, 2001 compared to $327,000 for the same period in 2000 and increased to $893,000 for the six months ended June 30, 2001 as compared to $647,000 for the same period in the prior year. The reasons for the increases were the overall growth in the number of checking accounts and increases in deposit fees in 2001 as compared to prior year periods.

     Gains on sale of securities were $1.1 million and $1.5 million, respectively, for the three and six-month periods ended June 30, 2001 as compared to $85,000 and $418,000, respectively, for the same periods in 2000. The gains in the first six months of 2001 were the result of the sales of loans originated, securitized, and sold by Metropolitan Bank to FreddieMac. The gains in the first half of 2000 were the result of the sale of

FannieMae securities which were part of the 1999 multifamily securitization and FreddieMac securities comprised of residential loans. The higher level of gains in 2001 was due primarily to higher loan origination volume than a year ago.

     Other noninterest income increased to $1.6 million and $2.6 million, respectively, in the three and six-month periods ended June 30, 2001 compared to $0.8 million and $1.6 million, respectively, for the same periods in the previous year. These increases were primarily due to increased fee income principally from checking accounts generated from the increased level of business and increased rental income from the new corporate headquarters building in the first six months of 2001.

     Noninterest Expense. Total noninterest expense increased to $12.6 million and $23.8 million, respectively, in the three and six-month periods ended June 30, 2001 as compared to $9.8 million and $19.2 million, respectively, for the same periods in 2000.

     Personnel related expenses increased $1.5 million and $2.0 million, respectively, in the three and six-month periods ended June 30, 2001 as compared to the same periods in 2000. These increases were primarily a result of increased staffing levels to support expanded activities such as new retail sales offices locations and new mortgage origination offices and temporary employees used to transition to a new computer system. As Metropolitan Bank is not planning to open any new offices in the next twelve months, personnel costs are expected to stabilize over that period.

     Occupancy costs increased $507,000 and $934,000, respectively, in the three and six-month periods ended June 30, 2001, over the same periods in 2000. This increase was generally the result of occupancy costs for the new corporate headquarters, three additional retail sales offices and six residential mortgage origination offices. Since no new offices are anticipated in the next twelve months, the only significant increases anticipated in occupancy costs will be depreciation on vacant corporate headquarters space which will be built out and rented to unrelated parties.

     Data processing expense increased $169,000 and $255,000, respectively, in the three and six-month periods ended June 30, 2001 as compared to the same periods in 2000. The primary reason for the increase was greater costs incurred for data processing following the systems conversion in 2000.

     Marketing expense decreased $176,000 and $119,000, respectively, in the three and six-month periods ended June 30, 2001 compared to the same periods in the prior year. During the second quarter of 2000, we incurred costs for a checking account promotion and promotion of a new retail sales office. Marketing costs in 2001 were limited to more routine activities.

     Other operating expenses, which includes miscellaneous general and administrative costs such as loan servicing, loan processing costs, business development, check processing, ATM expenses, and expenses pertaining to real estate owned and professional expenses increased $0.8 million and $1.5 million, respectively, for the three and six-month periods ended June 30, 2001 as compared to the same periods in 2000. These increases were generally the result of increases in expenses pertaining to real estate owned, professional services, and increased business activities.

     Provision for Income Taxes. The benefit for income taxes was $905,000 and $1.2 million, respectively, for the three and six-month periods ended June 30, 2001 as compared to the provision of $265,000 and $557,000, respectively, for the same periods in 2000. The primary reason for the decrease in the provision was the loss recorded for the quarter and six-month period ended June 30, 2001. The effective tax rates were 30.3% and 33.3%, respectively, for the three and six-month periods ended June 30, 2001 as compared to 32.6% for both the three and six-month periods ending June 30, 2000.

ASSET QUALITY

     Metropolitan Bank's goal is to maintain high quality loans in the loan portfolio through conservative lending policies and prudent underwriting. We undertake detailed reviews of the loan portfolio regularly to identify potential problem loans or trends early and to provide for adequate estimates of probable losses. In performing these reviews, management considers, among other things, current economic conditions, portfolio characteristics, delinquency trends, and historical loss experiences. We normally consider loans to be nonperforming when payments are 90 days or more past due or when the loan review analysis indicates that repossession of the collateral may be necessary to satisfy the loan. In addition, a loan is considered impaired when, in management's opinion, it is probable that the borrower will be unable to meet the contractual terms of the loan. When loans are classified as nonperforming, we assess the collectibility of the unpaid interest. Interest determined to be uncollectible is reversed from interest income. Future interest income is recorded only if the loan principal and interest due is considered collectible and is less than the estimated fair value of the underlying collateral.

     The table below provides information concerning Metropolitan Bank's nonperforming assets and the allowance for losses on loans as of the dates indicated. All loans classified by management as impaired were also classified as nonperforming.


                                                                   JUNE 30, 2001     DECEMBER 31, 2000
                                                                   -------------     -----------------
                                                                          (DOLLARS IN THOUSANDS)
Nonaccrual loans.................................................     $28,322           $ 8,305
Loans past due greater than
  90 days or impaired, still accruing............................       3,665             6,434
                                                                      -------           -------
Total nonperforming loans........................................      31,987            14,739
Real estate owned................................................       3,616             4,262
                                                                      -------           -------
Total nonperforming assets.......................................     $35,603           $19,001
                                                                      =======           =======
Allowance for losses on loans....................................     $17,028           $13,951
                                                                      =======           =======

Nonperforming loans to total loans...............................        2.65%             1.15%
Nonperforming assets to total assets.............................        2.11%             1.12%
Net charge-offs to average loans(1)..............................        0.18%             0.27%
Provisions for loan losses to average loans(1)`..................        0.66%             0.51%
Allowance for losses on loans to total ..........................
  nonperforming loans at end of period...........................       53.23%            94.65%
Allowance for losses on loans to
  total loans at end of period...................................        1.39%             1.07%

(1)  June 30 information annualized for comparative purposes.


     Nonperforming loans at June 30, 2001 increased $17.2 million to $32.0 million as compared to $14.7 million at December 31, 2000. Real estate owned decreased $0.6 million over the same period. The primary reason for the increase in nonperforming loans was the inclusion of $14.7 million of business loans to related borrowers which became nonperforming in the first quarter, 2001. Management has estimated the impairment to be approximately $3.5 million.

     The previously discussed $14.7 million of business loans that became nonperforming in the first quarter, 2001 are the primary reason for the decline of the asset quality ratios from year-end 2000. In spite of this decline, net charge-offs declined from the prior year period.

     The provision for loan losses increased for both the three and six-month periods ended June 30, 2001 as compared to the same periods in 2000. Management increased the provision for loan losses based on increased risk of loss due to a weakening in the economy, increased nonperforming loans, and problems noted with specific borrowers.

     In addition to the nonperforming assets included in the table above, we identify potential problem loans which are still performing but have a weakness which causes us to classify those loans as substandard for regulatory purposes. There was $3.5 million of loans in this category at June 30, 2001, compared to $4.7 million of such loans at December 31, 2000.

FINANCIAL CONDITION

     Total assets amounted to $1.691 billion at June 30, 2001, as compared to $1.695 billion at December 31, 2000, a slight decrease of $4.0 million. The decrease in assets was concentrated in loans and was offset by increases in cash and interest bearing deposits, securities, and premises and equipment. Under the supervisory agreement, we have committed that quarter end assets for Metropolitan Bank will not exceed $1.702 billion during the term of the agreement.

     Securities increased $60.2 million to $115.0 million at June 30, 2001 as compared to $54.8 million at December 31, 2000. The primary reason for the increase was the purchase of $74.3 million of U.S. Treasury securities and $9.5 million of U.S. agency notes, which were offset by the redemption of $20.0 million of U.S. agency notes. The Treasury securities were purchased to invest idle cash derived primarily from loan sales and subsequently matured in the beginning of the third quarter, 2001.

     Loans receivable, net decreased $168.5 million, or 13.6%, to $1.07 billion at June 30, 2001 from $1.24 billion at December 31, 2000. This decrease was due to loan sales, paydowns, and transfers to loans held for sale in the first six months of 2001. Decreases experienced in particular loans categories were $75.2 million in commercial loans, $50.1 million in multifamily loans, and $39.2 million in one- to four-family loans and modest decreases in other loan categories which were partially offset by a $14.6 million increase in construction loans.

     Loans held for sale increased $88.0 million to $139.4 million at June 30, 2001 from $51.4 million at December 31, 2000. The primary reasons for the increase are the large volume of loan originations in the first six months of 2001 and transfers from loans receivable, net of $60.8 million. Transfers to loans held for sale related to Metropolitan Bank's ongoing attempt to meet the board directed requirements to get to a well capitalized status and to meet certain interest rate risk goals. Loans held for sale consists of one- to four-family, multifamily, and commercial real estate loans. One- to four-family loans are placed in this category based on the type of loan and the marketability of the loan. In regards to multifamily and commercial real estate loans, loans are selected for this category after reviewing current loan production and determining the impact of a potential sale on risk-based capital and interest rate risk.

     Federal Home Loan Bank stock decreased $4.6 million to $16.0 million at June 30, 2001 as compared to the December 31, 2000 balance. The reason for the decrease was the redemption of $5.0 million of stock during the second quarter. Metropolitan Bank was no longer required to hold the stock due to paydowns on Federal Home Loan Bank advances.

     Real estate owned decreased $0.6 million, or 15.2%, to $3.6 million at June 30, 2001. The primary reason for the decrease was the $0.7 million provision for loss on real estate owned for the six month period ended June 30, 2001. This provision will be used to make certain properties more attractive for disposition.

     Premises and equipment net increased $4.8 million to $71.2 million at June 30, 2001. This increase was the result of costs associated with the completion of the new headquarters. Metropolitan Bank will have additional costs in the building to complete space leased to tenants. Otherwise, we do not anticipate opening any new retail locations during the next twelve months.

     Total deposits were $1.203 billion at June 30, 2001, an increase of $56.3 million from the balance of $1.146 billion at December 31, 2000. The increase resulted principally from an increased balance of interest-bearing checking accounts of $27.4 million and certificates of deposit of $24.5 million, which were partially offset by smaller declines in other deposit categories.

     Borrowings decreased $60.3 million, or 14.2%, from December 31, 2000 to June 30, 2001. The decrease was the result of decreased use of Federal Home Loan Bank advances from year end.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The term "liquidity" refers to our ability to generate adequate amounts of cash for funding loan originations, loan purchases, deposit withdrawals, maturities of borrowings, and operating expenses. Our primary sources of internally generated funds are principal repayments and payoffs of loans, cash flows from operations, and proceeds from sales of assets. External sources of funds include increases in deposits and borrowings, and public or private securities offerings by the Company.

     The Company's primary sources of funds currently are dividends from Metropolitan Bank, which are subject to restrictions imposed by federal bank regulatory agencies and debt and equity offerings. The Company's primary use of funds is for interest payments on its existing debt. At June 30, 2001, the Company, excluding Metropolitan Bank, had cash and readily convertible investments of $1.7 million. At June 30, 2001, the Company held $1.0 million in liquid assets available to pay expenses and interest. This does not include $0.7 million the Company holds in liquid assets as a requirement of the subordinated notes due January 1, 2005.

     Metropolitan Bank's liquidity ratio (average daily balance of liquid assets to average daily balance of net withdrawable accounts and short-term borrowings) for the quarter ending June 2001 was 5.87%. Historically, Metropolitan Bank has maintained its liquidity close to 4.0% since the yield available on qualifying investments is lower than alternative uses of funds and is generally not at an attractive spread over incremental cost of funds.

     While principal repayments and Federal Home Loan Bank advances are fairly stable sources of funds, deposit flows and loan prepayments are greatly influenced by prevailing interest rates, economic conditions, and competition. Metropolitan Bank regularly reviews cash flow needed to fund its operations and believes that the existing resources are adequate for its foreseeable requirements.

     At June 30, 2001, $262.2 million, or 21.8%, of Metropolitan Bank's deposits were in the form of certificates of deposit of $100,000 and over. Metropolitan Bank has also accepted out-of-state time deposits from individuals and entities, predominantly credit unions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. At June 30, 2001, approximately $63.6 million, or 5.3% of our deposits were held by these individuals and entities. Of these out-of-state time deposits, $20.8 million were also included in the $100,000 and over time deposits discussed above. During 2000, Metropolitan Bank received regulatory approval and began accepting brokered deposits. At June 30, 2001, brokered deposits totaled $141.1 million. The regulatory approval to accept brokered deposits expires December 31, 2001 and, at that time, Metropolitan Bank must re-apply to continue to accept new brokered deposits. The approval is at the discretion of the appropriate regulatory agency. The total of all certificates of deposits from brokers, out-of-state sources, and other certificates of deposit of $100,000 and over was $446.1 million at June 30, 2001, or 37.1% of total deposits. We monitor maturities to attempt to minimize any potential adverse effect on liquidity. In accordance with the supervisory agreement, we intend to reduce our reliance on brokered and out-of-state deposits over the term of the agreement.

     We have access to wholesale borrowings based on the availability of eligible collateral. The Federal Home Loan Bank makes funds available for housing finance based upon the blanket or specific pledge of certain one- to four-family and multifamily loans and various types of investment and mortgage-backed securities. Metropolitan Bank had borrowing capacity at the Federal Home Loan Bank under its blanket pledge agreement of approximately $334 million at June 30, 2001, of which $305 million was utilized. The financial market makes funds available through reverse repurchase agreements by accepting various investment and mortgage-backed securities as collateral. Metropolitan Bank had borrowings through reverse repurchase agreements of $41.0 million at June 30, 2001.

     Capital. The OTS imposes capital requirements on savings associations. Savings associations are required to meet three minimum capital standards: (i) a leverage requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. Such standards must be no less stringent than those applicable to national banks. In addition, the OTS is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis. Metropolitan Bank's regulatory capital ratios at June 30, 2001 were in excess of the capital requirements specified by OTS regulations as shown by the following table:


                              TANGIBLE CAPITAL               CORE CAPITAL                 RISK-BASED CAPITAL
                              ----------------               ------------                 ------------------
                                                        (DOLLARS IN THOUSANDS)
Capital amount
Actual                       $104,567       6.20%        $104,567         6.20%         $115,219       8.71%
Required                       25,298       1.50           67,463         4.00           105,827       8.00
                             --------       ----         --------         ----          --------       ----
Excess                       $ 79,269       4.70%        $ 37,104         2.20%         $  9,392       0.71%
                             ========       ====         ========         ====          ========       ====

     It is Metropolitan Bank's goal, as well as required by the supervisory agreement, to increase risk-based capital to reach the well capitalized risk-based capital level of 10.00% by December 31, 2001. Under the supervisory agreement, Metropolitan Bank will submit a plan for increasing capital to regulatory authorities by September 28, 2001. The following table summarizes Metropolitan Bank's status compared to the supervisory agreement requirements:



                              TANGIBLE CAPITAL               CORE CAPITAL                 RISK-BASED CAPITAL
                              ----------------               ------------                 ------------------
                                                        (DOLLARS IN THOUSANDS)
Capital amount
Actual                       $104,567      6.20%         $104,567         6.20%          $115,219        8.71%
Required                       33,732      2.00            84,329         5.00            132,348       10.00
                             --------      ----          --------         ----           --------      ------
Excess                       $ 70,835      4.20%         $ 20,238         1.20%          $(17,129)      (1.29)%
                             ========      ====          ========         ====           ========      ======


RECENT ACCOUNTING DEVELOPMENTS

     In June, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141 "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method, rather than the pooling-of-interests method.

     SFAS No. 142 addresses accounting for goodwill and intangible assets both at acquisition and subsequent to acquisition. Under this statement, goodwill arising from business combinations will no longer be amortized, but will be assessed regularly for impairment. Such impairment will be recognized as a reduction in earnings in the period identified. We expect no significant impact due to the adoption of SFAS No. 141 and No. 142.

                                    BUSINESS

GENERAL

     The Company is a savings and loan holding company that was incorporated in 1972. We are engaged in the principal business of originating and purchasing mortgage and other loans through our wholly-owned subsidiary, Metropolitan Bank. Metropolitan Bank is an Ohio chartered stock savings association established in 1958. We obtain funds for lending and other investment activities primarily from savings deposits, wholesale borrowings, principal repayments on loans, and the sale of loans. The activities of the Company are limited and impact the results of operations primarily through interest expense on a consolidated basis. Unless otherwise noted, all of the activities discussed below are of Metropolitan Bank.

     Robert M. Kaye is the Company's current majority shareholder. Mr. Kaye acquired the Company in 1987 and remained its sole shareholder until our initial public offering of common stock in October 1996. Currently, Mr. Kaye owns approximately 75% of the Company's outstanding common stock. After the offerings described in this prospectus, Mr. Kaye will own _____% of the Company's outstanding common stock. Mr. Kaye currently has, and will continue to have after these offerings described in this prospectus, the ability to decide the outcome of matters submitted to the shareholders for approval, the ability to elect or remove all the directors of the Company and the ultimate control of the Company and Metropolitan Bank. In addition, Mr. Kaye is Chairman of the Board and Chief Executive Officer of the Company and Metropolitan Bank.

     At June 30, 2001, we operated 24 full service retail sales offices in Northeastern Ohio. As of June 30, 2001, we also maintained 10 loan origination offices throughout Ohio and in Western Pennsylvania. We also service mortgage loans for various investors.

     At June 30, 2001, we had total assets of $1.7 billion, total deposits of $1.2 billion and shareholders' equity of $46.8 million. The Federal Deposit Insurance Corporation insures the deposits of Metropolitan Bank up to applicable limits.

     At June 30, 2001, we directly or indirectly owned the following wholly-owned subsidiaries:


ACTIVE SUBSIDIARIES                                               INACTIVE SUBSIDIARIES
-------------------                                               ---------------------
   -   Metropolitan Bank and Trust Company                     -   MetroCapital Corporation
   -   Kimberly Construction Company                           -   Metropolitan Securities Corporation
   -   Metropolitan Capital Trust I                            -   Metropolitan II Corporation
   -   Metropolitan Capital Trust II                           -   Metropolitan III Corporation
   -   Metropolitan I Corporation
   -   Metropolitan Savings Service Corporation
   -   Progressive Land Title Agency, Inc.
   -   Venice Inn LLC

     Metropolitan Bank changed its name from Metropolitan Savings Bank of Cleveland to Metropolitan Bank and Trust Company in April 1998. We formed Metropolitan Capital Trust I during 1998 to facilitate the issuance of cumulative trust preferred securities. We formed Metropolitan Capital Trust II in 1999 to facilitate the issuance of additional trust preferred securities. Metropolitan I Corporation was formed in 2000 as a holding company for its subsidiary, Progressive Land Title Agency, Inc, which operates as a title company in Ohio. Kimberly Construction Company's sole business function is to serve as a principal party to various construction contracts entered into in connection with the construction of bank premises. Metropolitan Savings Service Corporation currently holds and manages real estate which Metropolitan Bank has foreclosed upon. The Venice Inn LLC was formed to hold title to and operate a hotel that Metropolitan Bank acquired through foreclosure as servicer for a pool of commercial real estate loans.

LENDING ACTIVITIES

     General. Our primary lending activities consist of residential mortgage banking, multifamily loans, construction and land loans, commercial real estate loans, consumer loans and commercial business loans.

     Loan Portfolio Composition. The following table presents the composition of our loan portfolio, including loans held for sale, in dollar amounts and as a percentage of all loans before deductions for loans in process, deferred fees and discounts and allowance for losses on loans.


                                                                                   DECEMBER 31,
                                                       ----------------------------------------------------------------------
                                    JUNE 30, 2001              2000                    1999                    1998
                                ---------------------- ----------------------  ---------------------- -----------------------
                                  AMOUNT     PERCENT     AMOUNT     PERCENT      AMOUNT     PERCENT     AMOUNT     PERCENT
                                ------------ --------- ------------ ---------  ------------ --------- ----------- -----------
                                                                              (DOLLARS IN THOUSANDS)
REAL ESTATE LOANS:

  One- to four-family            $  249,126    19.1%    $  288,352    21.1%     $  295,061      23.5%  $  189,182     17.4%
  Multifamily                       223,249    17.1        273,358    20.0         292,015      23.3      337,412     31.1
  Commercial                        179,637    13.8        254,824    18.6         247,455      19.7      228,825     21.1
  Construction and land             222,887    17.1        193,464    14.1         156,112      12.4      137,023     12.6
  Held for sale                     139,409    10.7         51,382     3.8           5,866       0.5        9,416      0.9
                                 ----------   -----     ----------   -----      ----------     -----   ----------    -----
     Total real estate loans      1,014,308    77.8      1,061,380    77.6         996,509      79.4      901,858     83.1
Consumer Loans                      154,377    11.8        163,019    11.9         143,585      11.4       96,115      8.8
Consumer Held for Sale                   --      --          --        --              852       0.1        5,601      0.5
Business and Other Loans            136,167    10.4        143,329    10.5         114,333       9.1       82,317      7.6
                                 ----------   -----     ----------   -----      ----------    ------   ----------    ------
     Total loans                  1,304,852   100.0%     1,367,728   100.0%      1,255,279     100.0%   1,085,891    100.0%
                                              =====                  =====                     =====                 =====

LESS:
Loans in process                     86,983                 72,156                  56,212                 46,001
Deferred fees, net                    2,323                  2,191                   4,548                  5,013
Discount (premium) on loans, net     (7,791)                (7,393)                 (7,178)                (5,320)
Allowance for losses on loans        17,028                 13,951                  11,025                  6,909
                                 ----------             ----------              ----------             ----------

TOTAL LOANS RECEIVABLE, NET      $1,206,309             $1,286,823              $1,190,672             $1,033,288
                                 ==========             ==========              ==========             ==========




                                                  DECEMBER 31,
                                 ----------------------------------------------
                                         1997                   1996
                                 --------------------- ------------------------
                                  AMOUNT    PERCENT      AMOUNT      PERCENT
                                 --------- ----------- ----------- ------------
REAL ESTATE LOANS:

  One- to four-family            $146,685     19.2%    $114,758       16.8%
  Multifamily                     194,450     25.4      276,544       40.3
  Commercial                      166,593     21.8      135,635       19.8
  Construction and land           116,829     15.3       71,697       10.5
  Held for sale                    14,230      1.8        8,973        1.3
                                 --------    -----     --------      -----
     Total real estate loans      638,787     83.5      607,607       88.7
Consumer Loans                     68,590      9.0       54,180        7.9
Consumer Held for Sale              --         --         --           --
Business and Other Loans           57,496      7.5       23,508        3.4
                                 --------    -----     --------      -----
     Total loans                  764,873    100.0%     685,295      100.0%
                                             =====                   =====

LESS:
Loans in process                   46,833                31,758
Deferred fees, net                  4,108                 2,336
Discount (premium) on loans, net      425                   560
Allowance for losses on loans       5,622                 4,175
                                 --------              --------

TOTAL LOANS RECEIVABLE, NET      $707,885              $646,466
                                 ========              ========



     We had commitments to originate or purchase $127.0 million of fixed rate loans and $56.7 million of adjustable rate loans at June 30, 2001. In addition, we had firm commitments to sell loans of $110.3 million at June 30, 2001.

     The following table presents the composition of our loan portfolio, by fixed and adjustable rates, including loans held for sale, in dollar amounts and as a percentage of all loans before deductions for loans in process, deferred fees and discounts and allowance for losses on loans.

                                                                               DECEMBER 31,
                                                      -----------------------------------------------------------------
                                   JUNE 30, 2001              2000                  1999                  1998
                               ---------------------- --------------------- --------------------- ---------------------
                                 AMOUNT     PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                               ----------- ---------- ----------- --------- ----------- --------- ----------- ---------
                                                                        (DOLLARS IN THOUSANDS)
FIXED RATE LOANS:
Real estate:
  One- to four-family          $  140,050     10.7%   $  112,535     8.2%   $  112,627      9.0%   $   76,566      7.1%
  Multifamily                     149,088     11.4       163,726    12.0       147,820     11.8       194,521     17.9
  Commercial                       81,519      6.2       106,771     7.8       129,865     10.3       147,860     13.6
  Construction and land            11,284      0.9        10,411      .8        16,394      1.3        27,849      2.6
  Held for sale                    53,549      4.1        39,903     2.9         5,866      0.5         8,920      0.8
                               ----------    -----    ----------   -----    ----------    -----    ----------    -----
   Total fixed rate real
   estate loans                   435,490     33.4       433,346    31.7       412,572     32.9       455,716     42.0
Consumer                          133,781     10.3       149,957    11.0       137,678     10.9        93,689      8.6
Consumer held for sale               --        --           --       --            852      0.1         5,601      0.5
Business and other                 45,729      3.5        54,576     4.0        46,849      3.7        25,526      2.4
                               ----------    -----    ----------   -----    ----------    -----    ----------    -----
   Total fixed rate loans         615,000     47.1%      637,879    46.7%      597,951     47.6%      580,532     53.5%
                               ----------    =====    ----------   =====    ----------    =====    ----------    =====

ADJUSTABLE RATE LOANS:
Real estate:
  One- to four-family             109,076      8.4       175,817    12.9       182,434     14.5       112,616     10.4
  Multifamily                      74,161      5.7       109,632     8.0       144,195     11.5       142,891     13.2
  Commercial                       98,118      7.5       148,053    10.8       117,590      9.4        80,965      7.5
  Construction and land           211,603     16.2       183,053    13.3       139,718     11.1       109,174     10.0
  Held for sale                    85,860      6.6        11,479     0.8            --       --           496       --
                               ----------    -----    ----------   -----    ----------    -----    ----------    -----
   Total adj. rate real
estate loans                      578,818     44.4       628,034    45.8       583,937     46.5       446,142     41.1
Consumer                           20,596      1.6        13,062     1.0         5,907      0.5         2,426      0.2
Business and other                 90,438      6.9        88,753     6.5        67,484      5.4        56,791      5.2
   Total adjustable rate loans    689,852     52.9%      729,849    53.3%      657,328     52.4%      505,359     46.5%
                               ----------    =====    ----------   =====    ----------    =====    ----------    =====

LESS:
Loans in process                   86,983                 72,156                56,212                 46,001
Deferred fees, net                  2,323                  2,191                 4,548                  5,013
Discount (premium) on loans, net   (7,791)                (7,393)               (7,178)                (5,320)
Allowance for losses on loans      17,028                 13,951                11,025                  6,909
                               ----------             ----------            ----------             ----------
TOTAL LOANS RECEIVABLE, NET    $1,206,309             $1,286,823            $1,190,672             $1,033,288
                               ==========             ==========            ==========             ==========

                                                DECEMBER 31,
                              ----------------------------------------------
                                       1997                   1996
                              ----------------------- ----------------------
                                AMOUNT      PERCENT    AMOUNT     PERCENT
                              ------------ ---------- ---------- -----------
FIXED RATE LOANS:
Real estate:
  One- to four-family             $ 59,058    7.7%   $ 41,436        6.1%
  Multifamily                       60,136    7.9      88,529       12.9
  Commercial                        52,390    6.9      34,726        5.1
  Construction and land             20,854    2.7         392         --
  Held for sale                      6,294    0.8       2,531        0.4
                                  --------  -----    --------      -----
   Total fixed rate real
   estate loans                    198,732   26.0     167,614       24.5
Consumer                            61,307    8.0      46,725        6.8
Consumer held for sale                --       --          --         --
Business and other                  19,575    2.6       5,650        0.8
                                  --------  -----    --------      -----
   Total fixed rate loans          279,614   36.6%    219,989       32.1%
                                  --------  =====    --------      =====

ADJUSTABLE RATE LOANS:
Real estate:
  One- to four-family               87,627   11.5      73,322       10.7
  Multifamily                      134,314   17.6     188,015       27.5
  Commercial                       114,203   14.9     100,909       14.7
  Construction and land             95,975   12.5      71,305       10.4
  Held for sale                      7,936    1.0       6,442        0.9
                                  --------  -----    --------      -----
   Total adj. rate real
estate loans                       440,055   57.5     439,993       64.2
Consumer                             7,283    0.9       7,455        1.1
Business and other                  37,921    5.0      17,858        2.6
   Total adjustable rate loans     485,259   63.4%    465,306       67.9%
                                  --------  =====    --------      =====

LESS:
Loans in process                    46,833             31,758
Deferred fees, net                   4,108              2,336
Discount (premium) on loans, net       425                560
Allowance for losses on loans        5,622              4,175
                                  --------           --------
TOTAL LOANS RECEIVABLE, NET       $707,885           $646,466
                                  ========           ========

     The following table illustrates the contractual maturity of our loan portfolio. The table shows loans that have adjustable or renegotiable interest rates as maturing in the period during which the contract is due. The table does not reflect the effects of possible prepayments, enforcement of due-on-sale clauses, or amortization of premium, discounts, or deferred loan fees. The table includes demand loans, loans having no stated maturity and overdraft loans in the due in one year or less category.


                                                           DUE AFTER
                                                           ONE YEAR
                              DUE IN ONE                    THROUGH                    DUE AFTER
                             YEAR OR LESS                 FIVE YEARS                  FIVE YEARS                    TOTAL
                       -------------------------    ------------------------    ------------------------    -----------------------
                                      WEIGHTED                    WEIGHTED                    WEIGHTED                   WEIGHTED
                                      AVERAGE                      AVERAGE                     AVERAGE                    AVERAGE
                        AMOUNT         RATE          AMOUNT         RATE         AMOUNT         RATE          AMOUNT       RATE
                        ------        --------       ------       --------       ------       --------        ------     --------
                                                      (DOLLARS IN THOUSANDS)
REAL ESTATE:
  One- to four-family  $    489         8.96%        $ 10,310        7.20%      $238,327       7.14%       $  249,126      7.15%
  Multifamily            12,587         8.14           47,567        8.73        163,095       8.18           223,249      8.29
  Commercial             16,749         8.28           39,942        8.59        122,946       8.24           179,637      8.32
  Construction and
    land                174,415         7.61           43,975        7.69          4,497       7.32           222,887      7.62
CONSUMER                    459         9.60           15,848        9.73        138,070       9.87           154,377      9.85
BUSINESS                 15,963         8.17           55,834        8.16         64,370       8.11           136,167      8.14
                       --------                      --------                   --------                   ---------
    Total              $220,662         7.74%        $213,476        8.34%      $731,305       8.16%       $1,165,443      8.11%
                       ========                      ========                   ========                   ==========


     Multifamily Lending. We originate loans from our present customers, contacts within the investor community, and referrals from mortgage brokers. We have become known for originating multifamily loans in our primary multifamily lending markets of Ohio, Kentucky and Pennsylvania. Although we operate full service retail sales offices solely in Northeast Ohio, we have loan origination offices throughout Ohio and in Western Pennsylvania. In addition to originating multifamily loans, we purchase multifamily loans from a variety of sources.

     At June 30, 2001, the multifamily loans held for investment totaled $223.2 million or 17.1% of total loans. The average size of these loans was approximately $427,000. Currently, we emphasize the origination of multifamily fixed and adjustable loans with principal amounts of $1.0 million to $6.0 million although we have plans to expand originations of multifamily loans less than $1 million in the Northeast Ohio area. Adjustable loans are priced on one-, three- or five-year treasury rates with amortization periods of 25 or 30 years. The loans are subject to a maximum individual aggregate interest rate adjustment as well as a maximum aggregate adjustment over the life of the loan (generally 6%). The majority of the loans have balloon maturities of 10 years. Typically the maximum loan to value ratio of multifamily residential loans is 75% or less.

     Apartment buildings, generally with less than 75 residential units, typically secure multifamily loans. Our underwriting process includes a site evaluation and involves an evaluation of the borrower, whether the borrower is an individual or a group of individuals acting as a separate entity. We review the financial statements of each of the individual borrowers and often obtain personal guarantees in an amount equal to the original principal amount of the loan. In addition, we complete an analysis of debt service coverage of the property. Debt service coverage requirements are determined based upon the individual characteristics of each loan. Typically, these requirements range from a ratio of 1.15:1 to 1.30:1.

     In addition to originating multifamily loans we purchase multifamily loans from a variety of sources. Prior to purchasing these loans, we use a similar underwriting process with substantially the same standards as for our originated loans. In some cases, when we consider the purchase of a portfolio with a considerable number of moderate balance loans, we use an independent contract inspector for property inspections. Real estate in Ohio secures 31.6% of our multifamily loan portfolio. Underlying real estate for the remaining loans is located primarily in California, Pennsylvania, and New Jersey.

     We originate and purchase multifamily loans for investment and to be held for sale. The decision to hold loans in the portfolio or for sale is based on a number of factors including our current level of liquidity, interest rate risk, geographic concentration and capital available to support asset growth. At June 30, 2001 multifamily loans held for sale totaled $44.6 million. As long as Metropolitan Bank is subject to the supervisory agreements we anticipate that a substantial portion of our multifamily loans originated and purchased will be held for sale.

     We recognize that multifamily loans generally involve a higher degree of risk than one- to four-family residential real estate loans. Multifamily loans involve more risk because they typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on these loans typically depends upon the successful operation of the related real estate project and is subject to risks such as excessive vacancy rates or inadequate rental income levels.

     Commercial Real Estate Lending. At June 30, 2001, permanent loans held for investment, secured by commercial real estate, totaled $179.6 million or 13.8% of our total portfolio. The average size of these loans was approximately $658,000.

     We originate loans secured by commercial real estate generally when these loans are secured by retail strip shopping centers or office buildings and the loan yields and other terms meet our requirements. In the recent past, we began to introduce more geographic diversity into the portfolio based on our desire to acquire high credit quality loans. We believe a certain amount of geographic diversity is important to reduce the risk of loss due to regional economic downturns.

     We purchase commercial real estate loans secured by retail strip shopping centers and office buildings to supplement our origination of commercial real estate loans. As a result of referrals from customers and mortgage brokers, we make loans on commercial real estate in many states, but predominantly in Ohio, Pennsylvania, Northern Kentucky and California.

     We originate and purchase commercial real estate loans for investment and to be held for sale. The decision to hold loans in the portfolio or for sale is based on a number of factors including our current level of liquidity, interest rate risk, geographic concentration and capital available to support asset growth. At June 30, 2001, commercial real estate loans held for sale totaled $53.5 million. As long as Metropolitan Bank is subject to the supervisory agreements, we anticipate that a substantial portion of our commercial real estate loans originated and purchased will be held for sale.

     We recognize that commercial real estate loans generally involve a higher degree of risk than the financing of one- to four-family residential real estate. These loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on these loans is typically dependent upon the successful operation of the related real estate project and is subject to certain risks including excessive vacancy due to tenant turnover and inadequate rental income levels. In addition, the profitability of the business operating in the property may affect the borrower's ability to make timely payments. In order to manage and reduce these risks, we focus our commercial real estate lending on existing properties with a record of satisfactory performance and target retail strip centers and office buildings with multiple tenants.

     The following table presents information as to the locations and types of properties securing the multifamily and commercial real estate portfolio as of June 30, 2001. As of that date, we had loans in 40 states. Properties securing loans in 37 states are aggregated in the table because none of those states exceed 5.0% of the outstanding principal balance of the total multifamily and commercial real estate portfolio.


                                                              NUMBER
                                                             OF LOANS        PERCENT         PRINCIPAL          PERCENT
                                                             --------        -------         ---------          -------
                                                                               (DOLLARS IN THOUSANDS)
Ohio:
  Apartments.................................................. 112            14.1%           $ 70,364          17.4%
  Office buildings............................................  27             3.4              18,807           4.7
  Retail centers..............................................  14             1.8               5,235           1.3
  Other  .....................................................  21             2.6              16,793           4.2
                                                               ---           -----            --------         -----
         Total................................................ 174            21.9             111,199          27.6
                                                               ---           -----            --------         -----
California:
  Apartments.................................................. 214            26.9              80,704          20.0
  Office buildings............................................  32             4.0               9,920           2.5
  Retail centers..............................................  60             7.5              26,044           6.5
  Other  .....................................................  16             2.0               6,506           1.6
                                                               ---           -----            --------         -----
         Total................................................ 322            40.4             123,174          30.6
                                                               ---           -----            --------         -----
Pennsylvania:
  Apartments..................................................  26             3.3              14,839           3.7
  Office buildings............................................  10             1.3              27,975           6.9
  Retail centers..............................................   4             0.5               9,044           2.2
  Other  .....................................................   2             0.2               2,362           0.6
                                                               ---           -----            --------         -----
         Total................................................  42             5.3              54,220          13.4
                                                               ---           -----            --------         -----
Other states:
  Apartments.................................................. 171            21.5              57,342          14.2
  Office Buildings............................................  35             4.4              24,441           6.1
  Retail centers..............................................  27             3.4              16,154           4.0
  Other  .....................................................  25             3.1              16,356           4.1
                                                               ---           -----            --------         -----
         Total................................................ 258            32.4             114,293          28.4
                                                               ---           -----            --------         -----
                                                               796           100.0%           $402,886         100.0%
                                                               ===           =====            ========         =====


     The following table presents aggregate information as to the type of security as of June 30, 2001:


                                                                             AVERAGE
                                                              NUMBER         BALANCE
                                                             OF LOANS        PER LOAN         PRINCIPAL          PERCENT
                                                             --------        --------         ---------          -------
                                                                               (DOLLARS IN THOUSANDS)
Apartments.................................................... 523           $427            $223,249             55.3%
Office buildings.............................................. 104            780              81,143             20.2
Retail centers................................................ 105            538              56,477             14.0
Other    .....................................................  64            657              42,017             10.5
                                                               ---           ----            --------            -----
         Total................................................ 796           $506            $402,886            100.0%
                                                               ===           ====            ========            =====


     One- to four-family lending. We originate one- to four-family residential loans for sale and for portfolio. While the proportion originated for sale and the proportion originated for portfolio vary over time, at the present time, and we anticipate through at least 2002, the majority of our one- to four-family loans will be originated for sale. See "Mortgage Banking" in the "Secondary Marketing Activities" section on page 33 for a discussion of loans originated for sale.

     Our portfolio of one- to four-family loans at June 30, 2001 totaled $249.1 million or 19.1% of our total loan portfolio. These loans are primarily first mortgages on owner occupied residences. Substantially all loans with loan to values greater than 85% carry private mortgage insurance. These loans are concentrated in Northeast Ohio and include both fixed and variable rate loans. Many of the fixed rate loans were originally construction loans where we offered the borrower fixed rate permanent financing commitments to commence after the construction period was over. We limit the amount of this fixed rate end loan financing retained in our portfolio to limit interest rate risk associated with long term fixed rate loans.

     Construction Lending and Land Development. At June 30, 2001, we had $222.9 million of construction and land development loans outstanding. We originate construction loans on single family homes to local builders in our primary lending market and to individual borrowers on owner-occupied properties. We also make loans to builders for the purchase of fully-improved single family lots and to developers for the purpose of developing land into single family lots. Our primary market areas for construction lending are in Northeastern Ohio, in the counties of Cuyahoga, Lake, Geauga, Summit, Medina, Portage, and Lorain and the greater Columbus, Ohio market.

     The following table presents the number, amount, and type of properties securing construction and land development loans at June 30, 2001:


                                                                                         NUMBER OF          PRINCIPAL
                                                                                           LOANS             BALANCE
                                                                                         ---------          ---------
                                                                                                      (DOLLARS IN THOUSANDS)
RESIDENTIAL CONSTRUCTION LOANS:
  Owner-occupied......................................................................      180             $ 38,626
  Builder presold.....................................................................       49               10,673
  Builder model homes.................................................................      219               54,617
  Builder lines of credit.............................................................       25               41,235
                                                                                            ---             --------
     Total residential construction loans.............................................      473              145,151
NONRESIDENTIAL CONSTRUCTION LOANS:
  Multifamily.........................................................................        3                5,347
  Commercial..........................................................................        3                4,736
                                                                                            ---             --------
     Total nonresidential construction loans..........................................        6               10,083
LAND LOANS............................................................................       19                1,923
LOT LOANS.............................................................................       79               21,185
DEVELOPMENT LOANS.....................................................................       47               44,545
                                                                                            ---             --------
     Total............................................................................      624             $222,887
                                                                                            ===             ========

     The risk of loss on a construction loan largely depends upon the accuracy of the initial estimate of the property's value upon completion of the project, the estimated cost of the project, and proper control over disbursements during construction. We review the borrower's financial position and may require a personal guarantee on all builder loans. We base all loans upon the appraised value of the underlying collateral, as completed. Construction inspections are required to support the percentage of completion during construction.

     We establish a maximum loan to value ratio for each type of loan based upon the contract price, cost estimate or appraised value, whichever is less. The maximum loan to value ratio by type of construction loan is as follows:


     -    owner-occupied homes--80%;

     -    builder presold homes--80%;

     -    builder models or speculative homes--75%;

     -    lot loans--75%;

     - development loans--75% (development of single-family home lots for resale to builders); and

     - builder lines of credit--75% (development of land for cluster or condominium projects which will be part of builder line of credit).

     All construction loans that we make to builders are for relatively short terms (6 to 24 months) and are at an adjustable rate of interest. Owner-occupied loans are generally fixed rate.

     We offer builders lines of credit to build single family homes. We secure all lines of credit by the homes that are built with the draws under such credit agreements. Most of the homes built with the line of credit funds are presold homes. We base draws upon the percentage of completion.

     We also originate construction loans on multifamily and commercial real estate projects where we intend to provide the financing once construction is complete. We underwrite these loans in a manner similar to our originated and purchased multifamily residential and commercial real estate loans described above.

     Consumer Lending. The underwriting standards we employ for consumer loans include a determination of the applicant's payment history on other debts and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

     Consumer loans entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. At June 30, 2001, secured loans comprised $141.0 million or 91.3% of the $154.4 million consumer loan portfolio. However, even in the case of secured loans, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance due to the higher likelihood of damage, loss or depreciation. In addition, consumer loan collections depend upon the borrower's continuing financial stability. The application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount recovered on such loans in the event of default.

     In order to supplement the growth in the consumer loan portfolio, we have purchased loans through correspondent lenders and bulk portfolios offered for sale. In 1997, we acquired two packages of subprime loans totaling $6.3 million. Subprime loans are loans where the borrower's credit rating is below an A grade. These loans require more intensive collection techniques. However, the yield is significantly higher to cover these incremental costs. In 1998, we acquired an additional loan package of $5.0 million of subprime loans secured by manufactured housing. Total subprime loans were $6.2 million, or 4.0% of total consumer loans at June 30, 2001. We no longer engage in subprime lending.

     At June 30, 2001, our credit card portfolio had an outstanding balance of $6.0 million with $21.7 million in unused credit lines.

     Business Lending. At June 30, 2001, we had $136.2 million of business loans outstanding. Our business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory and equipment. Generally, our business lending has been limited to borrowers headquartered, or doing business in, our retail market area. These loans are generally adjustable interest rate loans at some margin over the prime interest rate and some are guaranteed by the Small Business Administration.

     The following table sets forth information regarding the number and amount of our business loans as of June 30, 2001:


                                                                                                         OUTSTANDING
                                                   NUMBER                   TOTAL LOAN                    PRINCIPAL
                                                  OF LOANS                  COMMITMENT                     BALANCE
                                              -----------------        ----------------------        --------------------
                                                                            (DOLLARS IN
                                                                            THOUSANDS)
LOANS SECURED BY:
  Accounts receivable, inventory and
   equipment ...............................         109                    $ 13,135                      $  7,409
  Junior liens on real estate ..............         108                      73,272                        60,077
  First lien on real estate ................         134                      56,303                        46,925
  Specific equipment and machinery .........          39                       7,233                         3,758
  Titled vehicles ..........................          11                         368                           203
  Stocks and bonds .........................          13                      25,745                         8,532
  Certificates of deposit ..................          22                       4,463                         1,763
UNSECURED LOANS ............................          65                      11,805                         7,500
                                                --------                    --------                      --------
  Total ....................................         501                    $192,324                      $136,167
                                                ========                    ========                      ========

     Business loans differ from residential mortgage loans. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and are secured by real property whose value is more easily ascertainable. Business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of business loans may depend substantially upon the success of the business. Furthermore, the collateral securing the loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. We work to reduce this risk by carefully underwriting business loans and by taking real estate as collateral whenever possible.

SECONDARY MARKET ACTIVITIES

     Mortgage Banking. We originate one- to four-family loans through our retail sales office network and through loan origination offices throughout Ohio and in Western Pennsylvania. In addition we purchase loans for sale from a number of correspondent lenders. These loans are sole to Freddie Mac, Fannie Mae and private buyers. Mortgage banking allows us to generate revenue from loan sales continuously in spite of the level of cash flows from deposits or other sources. It also allows us to make long-term fixed rate loans desired by our customers without absorbing the interest rate risk that can be associated with those loans. The principal balance of one- to four-family loans sold during the first six months of 2001 was $345 million which generated gains of $3.3 million.

     The secondary market for mortgage loans is comprised of institutional investors who purchase loans meeting certain underwriting specifications with respect to loan-to-value ratios, maturities and yields. Subject to market conditions, we tailor some of our real estate loan programs to meet the specifications of FreddieMac and FannieMae, two of the largest institutional investors. We generally retain a portion of the loan origination fee paid by the borrower and receive annual servicing fees as compensation for retaining responsibility for and performing the servicing of all loans sold to institutional investors. See "Loan Servicing Activities."

     The terms and conditions under which such sales are made depend upon, among other things, the specific requirements of each institutional investor, the type of loan, the interest rate environment and our relationship with the institutional investor. We periodically obtain formal commitments to sell loans primarily with FreddieMac and FannieMae. Based on these commitments, FreddieMac or FannieMae is obligated to purchase a specific dollar amount of whole loans over a specified period. The terms of the commitments range from ten to sixty days. The pricing varies depending upon the length of each commitment. We classify loans as held for sale while we are negotiating the sale of specific loans which meet selected criteria to a specific investor or after a sale is negotiated but before it is settled. Sales of loans can take the form of cash sales of loans or sales of mortgage-backed securities. At times we form a mortgage-backed security and immediately sell the security rather than the loans. This increases the potential number of buyers since there is an established market for mortgage-backed securities with numerous buyers, sellers and brokers.

     Commercial Secondary Marketing. We sell commercial real estate and multifamily loans on a regular basis. These sales are from our portfolio of loans held for sale which totaled $98.0 million at June 30, 2001. These may be sales of whole loans or participations. During the first half of 2001 we sold $44.5 million of commercial real estate and multifamily loans which generated gains of $671,000. These loan sales may take the form of a securitization. When we securitize loans we may sell the securities immediately, sell them at a later date or retain them in our mortgaged-backed securities portfolio. Even if the securities are retained in the portfolio they are classified as available for sale.

     During the fourth quarter of 1999, we completed the securitization of $108.8 million of multifamily loans in a program with FannieMae. This program uses insurance to provide the credit enhancement necessary to achieve a satisfactory rating. We are servicing the loans as mortgage-backed securities for FannieMae. We completed a similar securitization of $93.0 million of multifamily loans in 1997. During the fourth quarter of 1998, we completed the securitization of $101.0 million of commercial real estate loans with a private issuer in a non-rated structure. Similar to the other securitization transactions, we used an insurance policy to assume a portion of the credit risk. Metropolitan Bank sells and securitizes commercial real estate and multifamily loans for a number of reasons including to:

     -    generate income from gain on sales;

     -    reduce credit risk;

     -    make loans more easily pledgeable;

     -    change the mix of assets;

     -    affect the level of regulatory capital required;

     - reduce concentrations of risk by industry, geography or in an individual borrower; and

     -    change the overall asset size of Metropolitan Bank.

LOAN SERVICING ACTIVITIES

     At June 30, 2001, our overall servicing portfolio had a principal balance of $2.9 billion. Of that amount, loans serviced for others totaled $2.1 billion. The following table summarizes the portfolio by investor and source:


                                                     ORIGINATED        PURCHASED         PORTFOLIO
                                                      SERVICING        SERVICING         SERVICING             TOTAL
                                                     ----------        ---------         ---------             -----
                                                                          (DOLLARS IN THOUSANDS)
One- to Four-family:
  Metropolitan portfolio ............                       --               --          $  406,839          $  406,839
  FreddieMac ........................                 $  556,173       $  543,741              --             1,099,914
  FannieMae .........................                     36,212          571,239              --               607,451
  Private investors .................                     14,885            8,368              --                23,253
                                                      ----------       ----------        ----------          ----------
     Total One- to Four-family ......                    607,270        1,123,348           406,839           2,137,457
                                                      ----------       ----------        ----------          ----------
Multifamily and Commercial:
  Metropolitan portfolio ............                       --               --             396,250             396,250
  FannieMae .........................                    100,574           62,752              --               163,326
  Private investors .................                    184,084           29,520              --               213,604
                                                      ----------       ----------        ----------          ----------
     Total Multifamily and Commercial                    284,658           92,272           396,250             773,180
                                                      ----------       ----------        ----------          ----------
       Total ........................                 $  891,928       $1,215,620        $  803,089          $2,910,637
                                                      ==========       ==========        ==========          ==========

     Generally, we service the loans we originate. When we sell loans to an investor, such as FreddieMac or FannieMae, we normally retain the servicing rights for the loans. We receive fee income for servicing these sold loans at various percentages based upon the unpaid principal balances of the loans serviced. We collect and retain service fees out of monthly mortgage payments. To further increase our servicing fee income, Metropolitan Bank occasionally during 2000 pursued purchases of servicing portfolios from other originating institutions. These purchased servicing portfolios are primarily FreddieMac and FannieMae single family loans that are secured by homes located within the eastern half of the nation. At June 30, 2001, the unpaid principal balance of our purchased servicing portfolio was $1.2 billion. The related net book value of purchased mortgage servicing rights was $13.9 million.

     Loan servicing functions include collecting and remitting loan payments, accounting for principal and interest, holding escrow (impound) funds for payment of taxes and insurance, making rate and payment changes to contractually adjustable loans, managing loans in payment default, processing foreclosure and other litigation activities to recover mortgage debts, conducting property inspections and risk assessment for investment loans and general administration of loans for the investors to whom they are sold.

     In general, the market value of purchased or originated servicing rights increases as interest rates rise and decreases as interest rates fall. During the first half of 2001 market interest rates have fallen primarily due to reductions in short-term rates by the Federal Reserve Board. As a result, the market values of Metropolitan Bank's servicing rights have not increased as rapidly as the book value. If the book value of servicing rights would exceed the market value in the future we would have to record an allowance for loss to reflect any temporary impairment that had occurred. While no impairment of servicing right stratifications exists at June 30, 2001, impairment could occur if interest rates continue to decline.

LOAN DELINQUENCIES AND NONPERFORMING ASSETS

     Collection procedures vary by type of loan but generally consist of efforts to collect delinquent balances and if that fails to liquidate the collateral securing the loan to satisfy the obligation. Collection efforts for one- to four-family loans generally conform to the servicing requirements of FannieMae and FreddieMac. Notices are sent by mail when the loan reaches 15 days past due. Within the following 5 days contact is made by telephone. When a loan reaches 90 days past due we generally begin foreclosure proceedings. Foreclosure culminates with the sale of property at public auction where we may be the acquirer. Foreclosed real estate is recorded at the lesser of fair value less selling costs or the loan balance and marketed for sale.

     While each delinquent multifamily or commercial real estate loan receives individual attention due to the larger size of these loans, certain standard procedures are followed. First, annual financial statements and rent rolls are requested from each borrower and are analyzed. Borrowers with debt service ratios of less than 1:1 or with high vacancy rates are contacted and monitored. When a loan reaches 20 days past due, contact is made by mail and by telephone and is documented. If the delinquency continues we send a default letter to the borrower as soon as we determine that the loan is in default. That letter indicates what steps the borrower will have to take to cure the default and what we will do next if the default is not cured. If the default is not cured by the target date, we notify the borrower in writing that the entire balance of the loan is due and payable and we begin foreclosure proceedings. Foreclosure may end in auction, acquisition and marketing of the real estate. Where possible, further collection actions are taken for deficiencies not satisfied by the sale of the real estate.

     The steps we take to collect delinquent business loans are even more diverse because the types of collateral taken vary significantly. Collections are monitored weekly. We make telephone contact with customers who do not pay by their due date. If a delay in payment continues we meet with the borrower. The borrower's cash flow situation is evaluated and a repayment plan instituted. In some cases we exercise our right to collateral or assignment of receivables to satisfy the debt.

     We initiate contact with delinquent consumer loan customers even sooner making contact when a payment is 10 days past due. We bring an action to collect any loan payment that is delinquent more than 30 days. Our procedures for collection efforts, repossession and sale of consumer collateral must comply with various requirements under state and federal consumer protection laws.

     On a monthly basis the credit department classifies loans into a number of credit risk categories and a management committee monitors and directs collection efforts for the loans that are large and are classified as having high credit risk. Also monthly, delinquency statistics are reported to management and the Board of Directors.

     The following table sets forth information concerning delinquent loans at June 30, 2001, in dollar amounts and as a percentage of each category of the loan portfolio. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts that are overdue.


                                    60-89 DAYS                    90 DAYS AND OVER              TOTAL DELINQUENT LOANS
                           -----------------------------     ----------------------------   -----------------------------
                                                 PERCENT                         PERCENT                         PERCENT
                                                 OF LOAN                         OF LOAN                         OF LOAN
                            NUMBER    AMOUNT    CATEGORY     NUMBER    AMOUNT   CATEGORY     NUMBER     AMOUNT  CATEGORY
                            ------    ------    --------     ------    ------   --------     ------     ------  --------
                                                                (DOLLARS IN THOUSANDS)
REAL ESTATE
  One- to four-family ..       2   $    81      0.03%          1   $   304       0.10%        3      $   385     0.13%
  Multifamily ..........      --        --       --            5     2,779       1.04         5        2,779     1.04
  Commercial real estate       1        95      0.04           5     4,069       1.75         6        4,164     1.79
  Construction and land       --        --       --            3       971       0.44         3          971     0.44
CONSUMER ...............      56       963      0.62         163     3,687       2.39       219        4,650     3.01
BUSINESS ...............       7       849      0.62          40    20,177      14.82        47       21,026    15.44
                             ---   -------      ----        ----   -------      -----      ----      -------    -----
    Total ..............      66   $ 1,988      0.15%        217   $31,987       2.45%      283      $33,975     2.60%
                             ===   =======      ====        ====   =======      =====      ====      =======    =====

     The balance of $20.2 million in business loans 90 days and over past due is significant in relation to total loans 90 days and over past due and to total business loans. This total includes $14.7 million of loans to one borrower group which became nonperforming during the first quarter of 2001. Late in the first quarter, management received revised financial projections from these borrowers. As a result of management's analysis of the borrower's projections, these loans were put on nonaccrual and were judged to be impaired. Management has estimated the impairment of these loans to be $3.5 million. However, Metropolitan Bank is pursuing a workout plan with the borrower to minimize any actual write-off.

     Nonperforming assets include all nonaccrual loans, loans past due greater than 90 days still accruing, and real estate owned. Generally, interest is not accrued on loans contractually past due 90 days or more as to interest or principal payments. In addition, interest is not accrued on loans as to which payment of principal and interest in full is not expected unless in our judgment the loan is well secured, and we expect no loss in principal or interest.

     When a loan reaches nonaccrual status, we discontinue interest accruals and reverse prior accruals. The classification of a loan on nonaccrual status does not necessarily indicate that the principal is uncollectible in whole or in part. We consider both the adequacy of the collateral and the other resources of the borrower in determining the steps to take to collect nonaccrual loans. The final determination as to these steps is made on a case-by-case basis. Alternatives we consider are commencing foreclosure, collecting on guarantees, restructuring the loan, or instituting collection lawsuits.

ALLOCATION OF ALLOWANCE FOR LOSSES ON LOANS

     We maintain an allowance for losses on loans because some loans may not be repaid in full. We maintain the allowance at a level we consider adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations, including their financial position and collateral values, and other factors and estimates which are subject to change over time. While we may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. We charge a loan against the allowance as a loss when, in our opinion, it is uncollectible. Despite the charge-off, we continue collection efforts. As a result, future recoveries may occur.

     The following table sets forth an allocation (by total amount and percentage of loans in each category) of the allowance for losses on loans among categories as of the dates indicated based on our estimate of probable losses that were currently anticipated based largely on past loss experience. Since the factors influencing such estimates are subject to change over time, we believe that any allocation of the allowance for losses on loans into specific categories lends an appearance of precision which does not exist. In practice, we use the allowance as a single unallocated allowance available for all loans. The allowance can also be reallocated among different loan categories if actual losses differ from expected losses and based upon changes in our expectation of future losses. The following allocation table should not be interpreted as an indication of the actual amounts or the relative proportion of future charges to the allowance.


                                                                      YEAR ENDED DECEMBER 31,
                                         -----------------------------------------------------------------------------
                      SIX MONTHS ENDED
                        JUNE 30, 2001           2000                1999                1998               1997
                      ----------------          ----                ----                ----               ----
                       AMOUNT  PERCENT   AMOUNT    PERCENT    AMOUNT    PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                       ------  -------   ------    -------    ------    -------   ------   -------   ------   -------
                                                                    (DOLLARS IN THOUSANDS)
One-to four-family      $  302   22.3%    $   759     24.8%   $   778     24.0%    $  304    18.3%    $  237     19.8%
Multifamily.......       1,207   20.5         962     20.5        904     23.3        648    31.1        482     25.4
Commercial real
 estate...........       2,869   17.9       1,456     18.7      1,281     19.7      1,019    21.1      1,400     23.0
Construction and land      744   17.1         796     13.6        550     12.4        237    12.6        353     15.0
Consumer..........       4,272   11.8       3,631     11.9      3,947     11.5      2,335     9.3      2,132      9.0
Business..........       7,610   10.4       4,952     10.5      2,462      9.1      1,675     7.6        456      7.5
Unallocated.......          24     --       1,395      --       1,103      --         691     --         562      --
                       -------  -----     -------    -----    -------    -----     ------   -----     ------    -----
Total.............     $17,028  100.0%    $13,951    100.0%   $11,025    100.0%    $6,909   100.0%    $5,622    100.0%
                       =======  =====     =======    =====    =======    =====     ======   =====     ======    =====



                         YEAR ENDED DECEMBER 31,
                        -------------------------
                                 1996
                                 ----
                           AMOUNT   PERCENT
                           ------   -------
One-to four-family          $  228     17.1%
Multifamily.......           1,020     40.8
Commercial real
 estate...........             937     20.3
Construction and land          193     10.5
Consumer..........           1,182      7.9
Business..........             197      3.4
Unallocated.......             418
                            ------    ------
Total.............          $4,175    100.00%
                            ======    ======


     The risks associated with off-balance sheet commitments are insignificant. Therefore, we have not provided an allowance for those commitments.

     The following table provides an analysis of the allowance for losses on loans at the dates indicated.


                                                                                 YEAR ENDED DECEMBER 31,
                                          SIX MONTHS       -----------------------------------------------------------------------
                                             ENDED
                                         JUNE 30, 2001        2000           1999           1998           1997           1996
                                         --------------    -----------    -----------    -----------    -----------    -----------
Balance at beginning of period..           $13,951          $11,025        $ 6,909        $ 5,622       $ 4,175         $ 2,765

Charge-offs:
      One- to four-family ......              --                 23             12              5            32              22
      Multifamily ..............              --               --               31             39           494             119
      Commercial real estate ...              --               --              104           --            --              --
      Consumer .................             1,234            3,448          1,944            809           363              95
      Business .................              --                358            148            565            10            --
                                           -------          -------        -------        -------       -------         -------
         Total charge-offs .....             1,234            3,829          2,239          1,418           899             236
Recoveries .....................               111              405             45             55             6              11
                                           -------          -------        -------        -------       -------         -------
Net charge-offs ................             1,123            3,424          2,194          1,363           893             225
Provision for loan losses ......             4,200            6,350          6,310          2,650         2,340           1,635
                                           -------          -------        -------        -------       -------         -------
Balance at end of period .......           $17,028          $13,951        $11,025        $ 6,909       $ 5,622         $ 4,175
                                           =======          =======        =======        =======       =======         =======

Net charge-offs to average
  loans.........................              0.18%            0.27%          0.19%          0.16%         0.13%           0.04%
Provision for loan losses to
  average loans ................              0.66%            0.50%          0.54%          0.31%         0.35%           0.28%
Allowance for losses on loans to
  total nonperforming loan .....             53.23%           94.65%        117.52%         54.44%       178.68%          80.38%
Allowance for losses on loans to
  total loans ..................              1.39%            1.07%          0.92%          0.66%         0.79%           0.64%

     Substantially all recoveries indicated above were recoveries of consumer loans charged off.

INVESTMENT PORTFOLIO

     We maintain our investment portfolio in accordance with policies adopted by the Board of Directors that consider the regulatory requirements and restrictions which dictate the type of securities that we can hold. As a member of the Federal Home Loan Bank System, Metropolitan Bank is required to hold a minimum amount of Federal Home Loan Bank stock based upon asset size and outstanding borrowings.

     The following table summarizes the amounts and the distribution of securities held as of the dates indicated:


                                                        JUNE 30, 2001                         DECEMBER 31,
                                                      ---------------      --------------------------------------------------
                                                                               2000               1999             1998
                                                                               ----               ----             ----
SECURITIES:                                                                   (DOLLARS IN THOUSANDS)
Mutual funds                                             $    678             $   889           $   835          $ 2,059
Tax -exempt bond                                           14,548              14,705            14,699           14,817
Revenue bond                                                  630                 775             1,180            1,400
FreddieMac preferred stock                                  6,488               6,150             6,150            7,500
Agency Notes                                               19,392              29,906             9,764            9,884
Federal Home Loan Bank Stock                               15,993              20,624            30,028            6,054
Treasury notes and bills                                   73,252               2,361              --               --
                                                         --------             -------           -------          -------
                  Total                                  $130,981             $75,410           $62,656          $41,714
                                                         ========             =======           =======          =======

OTHER INTEREST-EARNING ASSETS:
Interest-bearing deposits with banks                         $473              $2,727            $2,750           $9,275


     The following table sets forth the contractual maturities and approximate weighted average yields of debt securities at June 30, 2001.


                                        DUE IN      DUE IN      DUE IN
                                        ONE YEAR    FIVE TO     MORE THAN
                                        OR LESS     TEN YEARS   TEN YEARS     TOTAL
                                        --------    ---------   ---------     -----
                                                    (DOLLARS IN THOUSANDS)
Tax-exempt bond                             --          --      $ 14,548    $ 14,548
Revenue bond                                --      $    630        --           630
U.S. Treasury notes and bills           $ 73,152         100        --        73,252
U.S. Government agency notes                --        19,392        --        19,392
                                        --------    --------    --------    --------
   Total                                $ 73,152    $ 20,122    $ 14,548    $107,822
                                        ========    ========    ========    ========
Weighted average tax-equivalent yield       2.87%       6.40%       7.00%       4.08%


MORTGAGE-BACKED SECURITIES PORTFOLIO

     Mortgage-backed securities offer higher rates than treasury or agency securities with similar maturities because the timing of the repayment of principal can vary based on the level of prepayments of the underlying loans. However, they offer lower yields than similar loans because the risk of loss of principal is often guaranteed by the issuing entity or through mortgage insurance. We acquire mortgage-backed securities through purchases and securitization of loans from our portfolio. We classify all mortgage-backed securities as available for sale. The following table sets forth the fair market value of the mortgage-backed securities portfolio at the dates indicated.


                                                                                         AT DECEMBER 31,
                                                        AT JUNE 30,     -------------------------------------------------
                                                            2001            2000              1999              1998
                                                            ----            ----              ----              ----
                                                                               (DOLLARS IN THOUSANDS)
FannieMae pass-through certificates                      $ 72,440         $ 74,412          $112,675          $ 61,705
GNMA pass-through certificates                             37,429           27,249            29,526             5,870
FreddieMac participation certificates                       2,365            2,948             6,609            13,149
BPA Commercial Capital L.L.C
   mortgage-backed security                                72,757           77,162            92,492           100,995
FreddieMac Collateralized Mortgage Obligation               8,422            8,192             8,518             8,494
FannieMae Collateralized Mortgage Obligation                5,218            5,666             5,703             7,868
Other                                                         195              200               204               214
                                                         --------         --------          --------          --------
   Total                                                 $198,826         $195,829          $255,727          $198,295
                                                         ========         ========          ========          ========


     The following table sets forth the final maturities and approximate weighted average yields of mortgage-backed securities at June 30, 2001.


                                                                               DUE IN
                                                             --------------------------------------------
                                                                 ONE            FIVE
                                                               YEAR TO         TO TEN             OVER
                                                             FIVE YEARS         YEARS           TEN YEARS        TOTAL
                                                             ----------         -----           ---------        -----
                                                                               (DOLLARS IN THOUSANDS)
FannieMae pass-through certificates                           $ 17,423         $ 52,508         $  2,509         $ 72440
GNMA pass-through certificates                                      10             --             37,419          37,429
FreddieMac participation certificates                             --               --              2,365           2,365
BPA Commercial Capital L.L.C
   Mortgage-backed security                                       --               --             72,757          72,757
FreddieMac Collateralized Mortgage Obligation                     --               --              8,422           8,422
FannieMae Collateralized Mortgage Obligation                      --               --              5,218           5,218
Other                                                             --               --                195             195
                                                              --------         --------         --------        --------
   Total mortgage-backed securities                           $ 17,433         $ 52,508         $128,885        $198,826
                                                              ========         ========         ========        ========
Weighted average yield                                            7.24%            6.98%            7.10%           7.08%


     The actual timing of the payment of principal on mortgage-backed securities is dependent on principal payments on the underlying loans which may or may not carry prepayment penalties for the borrowers. Therefore, the table above is not necessarily representative of actual or expected cash flows from these securities.

SOURCES OF FUNDS

     Metropolitan Bank's primary sources of funds are deposits, amortization and repayment of loan principal, borrowings, sales of mortgage loans, sales or maturities of mortgage-backed securities, securities, and short-term investments. Deposits are the principal source of funds for lending and investment purposes. We offer the following types of accounts:

     Statement and Checking Accounts. We offer three types of statement savings accounts, two interest-bearing checking, and one noninterest-bearing checking account for consumers. We offer three types of statement savings accounts and one noninterest-bearing checking account for business and commercial customers.

     In connection with loan servicing activities, we maintain custodial checking accounts for principal and interest payments collected for investors monthly and for tax and insurance escrow balances.

     Certificates of Deposit. We offer fixed rate, fixed term certificates of deposit. Terms are from seven days to five years. These accounts generally bear the highest interest rates of any deposit product offered. We review interest rates offered on certificates of deposit regularly and adjust them based on cash flow projections and market interest rates. In conjunction with certificates of deposit, we also offer Individual Retirement Accounts.

     From time to time, we have accepted certificates of deposit through brokers or from out-of-state individuals and entities, predominantly financial institutions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. At June 30, 2001, these individuals and entities held approximately $204.8 million of certificates of deposits, or 17.0% of total deposits. Subsequent to June 30, 2001, Metropolitan Bank has reduced its dependency on brokered and out-of-state deposits as required by the supervisory agreement it entered into with the OTS and ODFI. At August 31, 2001, Metropolitan Bank had reduced brokered and out-of-state deposits by $58.7 million to $145.6 million.

         The following table provides information regarding trends in average deposits for the periods indicated. The noninterest bearing demand deposit category includes principal and interest custodial accounts and taxes and insurance custodial accounts for loans serviced for FreddieMac, FannieMae and private investors.


                                                                            YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------------------------
                                SIX MONTHS ENDED JUNE 30             2000                      1999                      1998
                                ------------------------             ----                      ----                      ----
                                         PERCENT                    PERCENT                  PERCENT                   PERCENT
                               AVERAGE     OF     RATE    AVERAGE     OF    RATE   AVERAGE      OF    RATE   AVERAGE     OF    RATE
                                AMOUNT    TOTAL   PAID     AMOUNT    TOTAL  PAID    AMOUNT    TOTAL   PAID    AMOUNT    TOTAL  PAID
                                ------    -----   ----     ------    -----  ----    ------    -----   ----    ------    -----  ----
Noninterest Bearing Deposits $   97,000    8.4%         $   71,714    6.3%        $   64,633    5.6%         $ 51,385    6.1%

INTEREST BEARING DEPOSITS:
Interest Bearing Checking
Accounts                        140,964   12.2%  4.15%      99,142    8.7%  4.15%     54,538    4.7%  2.66%    45,980    5.5%  2.75%
Passbook Savings and Statement
Savings                         102,491    8.8%  2.86%     146,635   12.9%  3.82%    215,265   18.8%  4.21%   184,907   21.9%  4.54%
Certificates of Deposits        817,678   70.6%  6.22%     818,062   72.1%  6.11%    815,448   70.9%  5.50%   560,010   66.5%  5.87%
                                -------   ----   ----      -------   ----   ----     -------   ----   ----    -------   ----   ----
  Total Interest-bearing
          Deposits            1,061,133   91.6%  5.62%   1,063,839   93.7%  5.6%   1,085,251   94.4%  5.09%   790,897   93.9%  5.38%
                              ---------   ----          ---------    ----         ---------    ----           -------   ----
  Total average deposits     $1,158,133  100.0%         $1,135,553  100.0%        $1,149,884  100.0%         $842,282  100.0%
                             ==========  =====          ==========  =====         ==========  =====          ========  =====


         Deposits increased 4.9% to $1.2 billion at June 30, 2001 from six months earlier. The increase was primarily due to increases in interest bearing checking accounts and noninterest bearing checking accounts.

         The following table shows rate and maturity information for certificates of deposit as of June 30, 2001.


                                                                                                               PERCENT OF
                                       2.00-4.99%     5.00-5.99%    6.00-6.99%    7.00-8.99%        TOTAL         TOTAL
                                       ----------     ----------    ----------    ----------        -----         -----
                                                                     (DOLLARS IN THOUSANDS)
CERTIFICATE ACCOUNTS
  MATURING IN QUARTER ENDING:
September 30, 2001                     $19,110         $45,177      $150,364       $36,326        $250,977         29.8%
December 31, 2001                       32,857          12,480        74,458        17,899         137,694         16.3
March 31, 2002                           8,968          31,951        41,977        14,765          97,661         11.6
June 30, 2002                           47,171          30,961        11,849         3,243          93,224         11.1
September 30, 2002                      41,852          27,330        15,303         7,354          91,839         10.9
December 31, 2002                       17,353           2,951        10,106         3,260          33,670          4.0
March 31, 2003                             182          58,191         6,701         3,401          68,475          8.1
June 30, 2003                            9,611           3,405        10,707         1,037          24,760          2.9
September 30, 2003                         272          10,780         3,430            16          14,498          1.7
December 31, 2003                        1,175           5,882           545             2           7,604          1.0
March 31, 2004                             129           3,000            77            --           3,206          0.3
June 30, 2004                              414           2,616           256            --           3,286          0.3
Thereafter                                  63           4,654        10,280         1,724          16,721          2.0
                                         -----           -----        ------         -----          ------          ---
Total                                 $179,157        $239,378      $336,053      $ 89,027        $843,615        100.0%
                                       =======         =======       =======       =======         =======        =====
Percent of total                         21.2%           28.4%         39.8%         10.6%

     The following table shows the remaining maturity for time deposits of $100,000 or more as of June 30, 2001.

                                               (DOLLARS IN THOUSANDS)
                                               -----------------------

Three months or less                                   $55,124
Over three through six months                           36,704
Over six through twelve months                          41,798
Over twelve months                                      55,574
                                                      --------
                                                      $189,200
                                                      ========


         In addition to deposits, we rely on borrowed funds. The discussion below describes our current borrowings.

         Subordinated Note Offering. In December 1995, we issued subordinated notes due January 1, 2005 with an aggregate principal balance of $14.0 million through a public offering. The interest rate on the notes is 9.625%.

         Commercial Bank Loan. We have a loan agreement with a commercial bank. The balance of the loan at June 30, 2001 was $6.0 million. Interest on the loan is due monthly. The principal is due as follows: $1.0 million to be paid by December 31, 2001 and $5 million to be paid by December 31, 2002. The interest rate on the line is tied to the commercial bank's prime lending rate. As collateral for the loan, our largest shareholder, Robert Kaye, has pledged 4,585,397 shares of our common stock and has agreed to pledge all shares he purchases in the offerings but in no event less than 50% of all issued and outstanding shares after the offerings.

         Federal Home Loan Bank Advances. The Federal Home Loan Bank makes funds available for housing finance to eligible financial institutions like Metropolitan Bank. We collateralize advances by any combination of the following assets: one- to four-family first mortgage loans, multifamily loans, home equity loans, commercial real estate loans, investment securities, mortgage-backed securities, Federal Home Loan Bank deposits, and Federal Home Loan Bank stock. The aggregate balance of assets pledged as collateral for Federal Home Loan Bank advances at June 30, 2001 was $392 million. In August 2001, based on the financial condition of Metropolitan Bank as of the end of the first quarter of 2001, the Federal Home Loan Bank increased Metropolitan Bank's collateral requirement with respect to one- to four-family loans and multifamily loans from 125% of borrowings to 150% of borrowings. As a result, Metropolitan Bank's borrowing capacity of $29 million at June 30, 2001 was reduced to a collateral shortage of $12 million at August 31, 2001. If this shortage is not resolved by December 15, 2001, Metropolitan Bank will have to pay down existing borrowings or convert existing assets into pledgeable assets. Further declines in Metropolitan Bank's financial condition could result in additional collateral shortages requiring additions of brokered or out of state deposits. These pledgeable assets would not provide a positive spread over other funding sources available.

         Repurchase Agreements. From time to time, Metropolitan Bank borrows funds by using its investment or mortgage-backed securities to issue reverse repurchase agreements. The aggregate balance of mortgage-backed securities pledged as collateral for reverse repurchase agreements at June 30, 2001 was approximately $45 million.

         The following table shows the maximum month-end balance, the average balance, and the ending balance of borrowings during the periods indicated.

                                                  SIX MONTHS ENDED                  YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------
                                                    JUNE 30, 2001          2000               1999              1998
                                                 -------------------       ----               ----              ----
                                                                         (DOLLARS IN THOUSANDS)
                                                 ------------------------------------------------------------------------
MAXIMUM MONTH-END BALANCE:
Federal Home Loan Bank advances................        $378,143          $365,094           $205,352         $119,000
1993 subordinated notes........................              --                --                 --            4,874
1995 subordinated notes........................          13,985            14,000             14,000           14,000
Commercial bank repurchase agreement...........              --            50,000             55,000               --
Commercial bank loan...........................           6,000             7,000             12,000            8,000
Repurchase agreements..........................          41,000            80,166             88,380           97,983

AVERAGE BALANCE:
Federal Home Loan Bank advances................        $345,076          $290,369           $140,001          $65,714
1993 subordinated notes........................              --                --                 --            1,999
1995 subordinated notes........................          13,985            14,000             14,000           14,000
Commercial bank repurchase agreement...........                            25,250              7,708               --
Commercial bank loan...........................           6,000             6,083              7,891            2,147
Repurchase agreements..........................          41,000            70,595             81,507           70,368

ENDING BALANCE:
Federal Home Loan Bank advances................        $304,766          $365,094           $205,352         $111,236
1993 subordinated notes........................              --                --                 --               --
1995 subordinated notes........................          13,985            13,985             14,000           14,000
Commercial bank repurchase agreement...........              --                --             55,000               --
Commercial bank loan...........................           6,000             6,000              6,000            8,000
Repurchase agreements..........................          41,000            41,000             80,044           82,250

         The following table provides the interest rates which includes amortization of issuance costs of borrowings during the periods indicated.


                                                  SIX MONTHS ENDED                  YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------
                                                    JUNE 30, 2001       2000          1999         1998
                                                 -----------------      ----          ----         ----

                                                 ------------------------------------------------------------------------
WEIGHTED AVERAGE INTEREST RATE:
Federal Home Loan Bank advances................           6.04%         6.15%         5.60%        5.68%
1993 subordinated notes........................             --            --            --        10.47
1995 subordinated notes........................           9.63          9.63          9.63         9.63
Commercial bank repurchase agreement...........             --          8.25            --           --
Commercial bank loan...........................           7.78          8.80          7.96         8.49
Repurchase agreements..........................           5.94          6.06          5.60         5.66

GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE COMPANY'S JUNIOR SUBORDINATED DEBENTURES

         The Company has two issues of cumulative trust preferred securities outstanding through wholly-owned subsidiaries. The issuing entity has invested the total proceeds from the sale of the securities in junior subordinated deferrable interest debentures issued by the holding company. The securities are listed on the NASDAQ Stock Market's National Market. A description of the securities follows. (Dollars in thousands).

                                                                                    PRINCIPAL AMOUNT
                     NASDAQ    DATE OF    SHARES        INTEREST MATURITY  ----------------------------------
ISSUING ENTITY       SYMBOL    ISSUANCE   ISSUED        RATE     DATE      JUNE 30, 2001    DECEMBER 31, 2000
--------------       ------    --------   ------        ----     ----      -------------    -----------------
Metropolitan
Capital Trust I      METFP     4\27\98    2,775,000     8.6%     6\30\28      $27,750            $27,750
Metropolitan
Capital Trust II     METFO     5\14\99    1,600,000     9.5%     6\30\29       16,000             16,000
                                                                               ------             ------

Total                                                                         $43,750            $43,750
                                                                               ======             ======

COMPETITION

         Metropolitan Bank faces strong competition both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, mortgage companies, credit unions, finance companies, and insurance companies.

         Metropolitan Bank attracts its deposits through its retail sales offices, primarily from the communities in which those retail sales offices are located. Therefore, competition for those deposits is principally from other savings institutions, commercial banks, credit unions, mutual funds, and brokerage companies located in the same communities.

EMPLOYEES

         At June 30, 2001, we had a total of 510 employees, including part-time and seasonal employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be excellent.

                           REGULATION AND SUPERVISION

INTRODUCTION

         The Company is a savings and loan holding company within the meaning of the Home Owners' Loan Act. As a savings and loan holding company, we are subject to the regulations, examination, supervision, and reporting requirements of the OTS. Metropolitan Bank, an Ohio-chartered savings and loan association, is a member of the Federal Home Loan Bank System. The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund, insures Metropolitan Bank's deposits. Metropolitan Bank is subject to examination and regulation by the OTS, the Federal Deposit Insurance Corporation, and the ODFI. Metropolitan Bank must comply with regulations regarding matters such as capital standards, mergers, establishment of branch offices, subsidiary investments and activities, and general investment authority.

METROPOLITAN FINANCIAL CORP.

         As a savings and loan holding company, we are subject to restrictions relating to our activities and investments. Among other things, we are generally prohibited, either directly or indirectly, from acquiring control of any other savings association or savings and loan holding company, without prior approval of the OTS, and from acquiring more than 5% of the voting stock of any savings association or savings and loan holding company which is not a subsidiary. Similarly, a person must obtain OTS approval prior to that person's acquiring control of the Company or Metropolitan Bank.

METROPOLITAN BANK AND TRUST COMPANY

         General. The enforcement authority of the OTS includes the ability to impose penalties for and to seek correction of violations of laws and regulations and unsafe or unsound practices. This authority includes the power to assess civil money penalties, issue cease and desist orders against an institution, its directors, officers or employees and other persons or initiate legal action.

         On July 26, 2001 we signed supervisory agreements with the OTS and the ODFI. These documents acknowledge that these two regulatory authorities are of the opinion that we have engaged in acts and practices that are unsafe and unsound. We have agreed to take a number of steps to improve our safety and soundness without admitting or denying any unsafe or unsound practices.

         As a lender and a financial institution, Metropolitan Bank is subject to various regulations promulgated by the Federal Reserve Board including, without limitation, Regulation B (Equal Credit Opportunity), Regulation D (Reserves), Regulation E (Electronic Fund Transfers), Regulation F (Interbank Liabilities), Regulation Z (Truth in Lending), Regulation CC (Availability of Funds), and Regulation DD (Truth in Savings). As lenders of loans secured by real property, and as owners of real property, financial institutions, including Metropolitan Bank, are subject to compliance with various statutes and regulations applicable to property owners generally, including environmental laws and regulations.

         Insurance of Accounts and Regulation by the Federal Deposit Insurance Corporation. Metropolitan Bank is a member of the Savings Association Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. The Federal Deposit Insurance Corporation insures deposits up to applicable limits and the full faith and credit of the United States Government backs such insurance. As insurer, the Federal Deposit Insurance Corporation imposes deposit insurance premiums and conducts examinations of and requires reporting by Federal Deposit Insurance Corporation-insured institutions. The Federal Deposit Insurance Corporation also has the authority to initiate enforcement actions against savings associations after giving the OTS an opportunity to take such action. It may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices or is in an unsafe or unsound condition.

         Regulatory Capital Requirements. The capital regulations of the OTS establish a "leverage limit," a "tangible capital requirement," and a "risk-based capital requirement." The leverage limit currently requires a savings association to maintain "core capital" of not less than 3% of adjusted total assets. The OTS has taken the position, however, that the prompt corrective action regulation has effectively raised the leverage ratio requirement for all but the most highly-rated institutions. The leverage ratio has in effect increased to 4% since an institution is "undercapitalized" if, among other things, its leverage ratio is less than 4%. The tangible capital requirement requires a savings association to maintain "tangible capital" in an amount not less than 1.5% of adjusted total assets. The risk-based capital requirement generally provides that a savings association must maintain total capital in an amount at least equal to 8.0% of its risk-weighted assets. The risk-based capital regulations are similar to those applicable to national banks. The regulations assign each asset and certain off-balance sheet assets held by a savings association to one of four risk-weighting categories, based upon the degree of credit risk associated with the particular type of asset.

         Metropolitan Bank is also subject to the capital adequacy requirements under the Federal Deposit Insurance Corporation Investment Act of 1991. The additional capital adequacy ratio imposed under Federal Deposit Insurance Corporation Investment Act is the Tier 1 capital to risk adjusted assets ratio. This ratio must be at least 6.0% for a "well capitalized" institution.

         Banks and savings associations are classified into one of five categories based upon capital adequacy, ranging from "well-capitalized" to "critically undercapitalized." Generally, the regulations require the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "undercapitalized" and to take additional actions if the institution becomes "significantly undercapitalized" or "critically undercapitalized." Based on these requirements, Metropolitan Bank is an "adequately capitalized" institution.

         The appropriate federal banking agency has the authority to reclassify a well-capitalized institution as adequately capitalized. In addition, the agency may treat an adequately capitalized or undercapitalized institution as if it were in the next lower capital category, if the agency determines, after notice and an opportunity for a hearing, that the institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings, or liquidity in its most recent examination. As a result of such reclassification or determination, the appropriate federal banking agency may require an adequately capitalized or under-capitalized institution to comply with mandatory and discretionary supervisory actions.

         While the OTS has not established individual minimum capital requirements for Metropolitan Bank, they have entered into a supervisory agreement with Metropolitan Bank. Under that agreement Metropolitan Bank must achieve well-capitalized status for core capital (5%) and risk-based capital (10%) by December 31, 2001. If Metropolitan Bank is unable to achieve this result by that date, despite its best efforts and/or for reasons beyond its control, the OTS may extend this date. At June 30, 2001 we complied with all requirements for an adequately capitalized institution. The following table indicates our capital position compared to the requirements for an adequately capitalized institution and a well-capitalized institution as of June 30, 2001.


                                            ADEQUATELY CAPITALIZED                            WELL CAPITALIZED
                                      ------------------------------------          -------------------------------------
                                                             PERCENT OF                                    PERCENT OF
                                          AMOUNT               ASSETS                   AMOUNT               ASSETS
                                      ---------------      ---------------          ----------------     ----------------
Tangible Capital:
  Actual                                 $104,567                6.20%                 $104,567                 6.20%
  Requirement                              25,298                1.50                    33,732                 2.00
  Excess (Deficiency)                      79,269                4.70                    70,835                 4.20

Core Capital:
   Actual                                $104,567                6.20                  $104,567                 6.20
   Requirement                             67,463                4.00                    84,329                 5.00
   Excess (Deficiency)                     37,104                2.20                    20,238                 1.20

Risk-based Capital:
   Actual                                $115,219                8.71                  $115,219                 8.71
   Requirement                            105,827                8.00                   132,348                10.00
   Excess (Deficiency)                      9,392                0.71                   (17,129)               (1.29)

Tier 1 Capital to Risk-adjusted Assets
   Actual                                $104,567                7.90                  $104,567                 7.90
   Requirement                             52,939                4.00                    79,409                 6.00
   Excess (Deficiency)                     51,628                3.90                    25,158                 1.90

           Metropolitan Bank's plan to increase its capital is to have the Company raise $20 million in the offerings described in this prospectus, of which $18 million will be used for a capital infusion for Metropolitan Bank. However, if the Company is not successful in completing the offerings, management's plan to reach the 10% risk based capital level may, subject to negotiations with regulators, include a plan to sell up to $24 million of mortgage servicing rights, $1.3 million of fixed assets and $81 million of loans. The servicing rights to be sold are carried at book value which was less than market value at June 30, 2001. The loans that management would sell were classified as held for sale at June 30, 2001. In addition, the fixed assets management has identified for sale are marketable and management believes would be sold at a gain and therefore are not impaired.

         Restrictions on Dividends and Other Capital Distributions. Savings association subsidiaries of holding companies generally are required to provide their OTS regional director with not less than thirty days' advance notice of any proposed declaration of a dividend on the association's stock. Any dividend declared within the notice period, or without giving the prescribed notice, is invalid. In some circumstances, an association may be required to provide their OTS regional director with an application for a proposed declaration of a dividend on the association's stock.

         The OTS regulations impose limitations upon certain "capital distributions" by savings associations. These distributions include cash dividends, payments to repurchase or otherwise acquire an association's shares, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital.

         In addition, the OTS retains the authority to prohibit any capital distribution otherwise authorized under the regulation if the OTS determines that the capital distribution would constitute an unsafe or unsound practice. Metropolitan Bank operates with lower capital ratios than most other banks and, as a result, faces a higher risk of falling below regulatory capital requirements. If Metropolitan Bank becomes undercapitalized, Metropolitan Bank will have to comply with increased restrictions on the payment of dividends and may lose its ability to pay dividends.

         The Gramm-Leach Bliley Act, or Financial Services Modernization Act, became law in November of 1999. This law includes significant changes in the way financial institutions are regulated and types of financial business they may engage in. Among other things the law provides for:

          - facilitation of affiliations among banks, securities firms, and insurance companies;

          -    changes in the regulation of securities activities by banks;

          -    changes in the regulation of insurance activities by banks;

          - elimination of the creation of new unitary thrift holding companies;

          - new regulation of the use and privacy of customer information by banks; and

          -    modernization of the Federal Home Loan Bank System.

The changes in this law take effect at various times ranging from immediately to eighteen months after the Act became law. Generally, the law provides opportunities for new products and new affiliations with other financial services providers. It will not restrict us from any activities we are currently engaging in.

         Qualified Thrift Lender Test. Pursuant to the Qualified Thrift Lender test, a savings institution must invest at least 65% of its portfolio assets in qualified thrift investments on a monthly average basis on a rolling 12-month look-back basis. Portfolio assets are an institution's total assets less goodwill and other intangible assets, the institution's business property, and a limited amount of the institution's liquid assets.

         A savings association's failure to remain a Qualified Thrift Lender may result in: a) limitations on new investments and activities; b) imposition of branching restrictions; c) loss of Federal Home Loan Bank borrowing privileges; and d) limitations on the payment of dividends. The qualified thrift investments of Metropolitan Bank were in excess of 68.7% of its portfolio assets as of June 30, 2001.

         Ohio Regulation. As a savings and loan association organized under the laws of the State of Ohio, Metropolitan Bank is subject to regulation by the ODFI. Regulation by the ODFI affects the internal organization of Metropolitan Bank as well as its savings, mortgage lending, and other investment activities. Periodic examinations by the ODFI are usually conducted on a joint basis with the OTS. Ohio law requires Metropolitan Bank to maintain federal deposit insurance as a condition of doing business.

         Ohio has adopted a statutory limitation on the acquisition of control of an Ohio savings and loan association which requires the written approval of the ODFI prior to the acquisition by any person or entity of a controlling interest in an Ohio association. In addition, Ohio law requires prior written approval of the ODFI of a merger of an Ohio association with another savings and loan association or a holding company affiliate.

FEDERAL AND STATE TAXATION

         The Company, Metropolitan Bank and other includable subsidiaries file consolidated federal income tax returns on a December 31 calendar year basis using the accrual method of accounting. The Internal Revenue Service has audited the Company, Metropolitan Bank and other includable subsidiaries through December 31, 1994.

         In addition to the regular income tax, corporations, including savings associations such as Metropolitan Bank, generally are subject to an alternative minimum tax. An alternative minimum tax is imposed at a tax rate of 20% on alternative minimum taxable income ("AMTI"), which is the sum of a corporation's regular taxable income with certain adjustments and tax preference items, less any available exemption. Adjustments and preferences include depreciation deductions in excess of those allowable for alternative minimum tax purposes, tax-exempt interest on most private activity bonds issued after August 7, 1986 (reduced by any related interest expense disallowed for regular tax purposes), and, for 1990 and succeeding years, 75% of the difference (positive or negative) between adjusted current earnings ("ACE") and AMTI. Any ACE reductions to AMTI are limited to prior aggregate ACE increases to AMTI. ACE equals pre-adjustment AMTI increased or decreased by certain ACE adjustments and determined without regard to the ACE adjustment and the alternative tax net operating loss. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax, and alternative tax net operating losses can offset no more than 90% of AMTI. The payment of alternative minimum tax will give rise to a minimum tax credit which will be available with an indefinite carry forward period to reduce federal income taxes in future years (but not below the level of alternative minimum tax arising in each of the carry forward years).

         Metropolitan Bank is subject to the Ohio corporate franchise tax. As a financial institution, Metropolitan Bank computes its franchise tax based on its net worth. Under this method, Metropolitan Bank will compute its Ohio corporate franchise tax by multiplying its net worth (as determined under generally accepted accounting principles) as specifically adjusted pursuant to Ohio law, by the applicable tax rate, which is currently 1.3%. As an Ohio-chartered savings and loan association, Metropolitan Bank also receives a credit against the franchise tax for a portion of the state supervisory fees paid by it.

         At the present time, the Company does not have a liability for the net worth portion of the franchise tax as it satisfies the requirements to be treated as a qualified holding company. In addition, there is no liability on the net income portion of the tax as the holding company has historically operated at a net loss on a stand-alone basis.

                                  THE OFFERINGS

         Before purchasing our shares of common stock, we strongly urge you to read carefully the information set forth under "Risk Factors" beginning on page 7.

GENERAL

         Reasons for the Offerings. We are engaging in the offerings in order to raise equity capital to improve Metropolitan Bank's capital position, as required under the supervisory agreements with the OTS and ODFI, and to make a $1 million required principal payment on our commercial bank loan. Our Board of Directors has chosen to raise capital in part through a rights offering to give you the opportunity to limit your ownership dilution by buying additional shares of common stock. Of course, we cannot assure you that we will not need to seek additional financing in the future.

         No Recommendation. We are not making any recommendation as to whether or not you should purchase our shares of common stock being offered in this prospectus. You should make your decision based on your own assessment of your best interests.

         Determination of Price. The price of the common stock to be purchased in the offerings was determined by our Board of Directors based upon relevant factors including market conditions. The price is not necessarily related to the assets, book value, or shareholders' equity of our Company or any other established criteria of value and may not be indicative of the fair market value of the securities offered. The price may be different than the market price of our common stock on The Nasdaq Stock Market's National Market at the close of the offerings.

         Termination. Our Board of Directors may terminate the offerings, in its sole discretion, at any time prior to _______________, 2001, for any reason (including, without limitation, a change in the market price of the shares of common stock). If we terminate the offerings, any funds you paid will be promptly refunded, without interest or penalty.

         Shares of Common Stock Outstanding After the Offerings. Approximately _______ shares of common stock will be issued and outstanding following the offerings. This will represent a ______% increase in the number of outstanding shares of common stock.

         Issuance of Stock Certificates. If you purchase shares of common stock through the offerings, and your present shares are registered in your name, you will receive certificates representing the new shares of common stock you are purchasing as soon as practicable after the expiration date, ___________, 2001. If your shares of our common stock are currently held by a broker or bank, however, you will not receive stock certificates for your new shares. Instead, your account with the bank or broker will be credited with the shares that you purchase.


THE RIGHTS OFFERING

         The Subscription Rights. We are distributing to you, at no charge, a subscription right to purchase __ of a share of common stock for each share of common stock that you owned on ________, 2001. Each subscription right entitles you to purchase __ of a share of common stock for $________ , subject to the terms of this rights offering. When you exercise a subscription right, that means that you choose to purchase the amount of common stock that the subscription right entitles you to purchase. For example, if you own 100 shares of our common stock, you are entitled to purchase _____ additional shares for $__________. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. Subscription rights are not transferable. The number of shares you are entitled to purchase through the exercise of subscription rights is indicated on your subscription certificate.

         Over-Subscription Privilege. The over-subscription privilege entitles you, if you fully exercise your basic subscription rights, to subscribe for additional shares of our common stock. Additional shares will be available to the extent that other shareholders do not fully exercise their basic subscription rights. We do not expect that all of our shareholders will exercise all of their basic subscription rights.

         The number of shares available for over-subscription privileges will be the total shares offered in the rights offering, __________, less the number of shares purchased upon exercise of all basic subscription rights. There is no limit on the amount of common stock a shareholder may subscribe for pursuant to the over-subscription privilege. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock among shareholders who over-subscribed in proportion to the number of shares of common stock purchased by those over-subscribing shareholders through the basic subscription rights. However, if your pro rata allocation exceeds the number of shares of common stock you requested, you will receive only the number of shares of common stock that you requested. The remaining shares of common stock from your pro rata allocation will be divided among other shareholders exercising their over-subscription privileges who have subscribed for additional shares of common stock in proportion to the number of shares of common stock purchased by that group of over-subscribing shareholders through the basic subscription rights.

         Purchase Commitments. As of the date of this prospectus, certain directors and officers, excluding Robert M. Kaye, have committed to purchase up to an aggregate of _______ shares of common stock in the rights offering if the shares of common stock are not otherwise subscribed for by other shareholders. To effect this commitment, each of these purchasers has individually agreed to exercise his or her basic subscription rights in full in the aggregate amount of $__________ and to subscribe for additional shares of common stock pursuant to the over-subscription privilege. In addition, Robert M. Kaye, our Chief Executive Officer and Chairman, has advised the Company that he will exercise his basic subscription rights in part in the amount of $8 million, or approximately 71.1% of Mr. Kaye's basic subscription rights.

         We have entered into agreements with certain institutional and high net worth investors, who we refer to as standby purchasers. These agreements provide that the standby purchasers will purchase, at the same price per share, all of the shares of our common stock that are not subscribed for by our shareholders in the rights offering.

         Expiration Date. The basic subscription rights will expire at ________ Eastern Time, on _____________, 2001, unless we decide to extend the offerings. If you do not exercise your basic subscription rights prior to that time, your basic subscription rights will be null and void. We will not be required to issue shares of common stock to you if the subscription agent does not receive your payment by the expiration of the rights offering. Your properly completed subscription certificate must also be received by this time, unless you deliver payment in compliance with the guaranteed delivery procedures described herein.

         Exercise of Subscription Rights. If you currently hold a stock certificate for shares of our common stock, you have received a subscription certificate and return envelope. You may exercise your subscription rights by delivering to Georgeson Shareholder Communications, Inc., the subscription agent:

          - Payment in full of $_______ per share for the shares of common stock subscribed for by exercising your basic subscription rights and, if desired, your over-subscription privilege;

          - A properly completed and duly executed subscription certificate, including any required signature guarantees, OR a notice of guaranteed delivery as described below.

         You should deliver your subscription certificate and payment to the subscription agent at the address shown under the heading "-- Subscription Agent." You may use the enclosed return envelope. However, registered mail or overnight delivery is recommended. Your order should be received by the subscription agent by _______________. We will not pay you interest on funds delivered pursuant to the exercise of rights.

         If you currently hold your shares of our common stock through a bank, broker, dealer or other nominee, you are required to place your order through the bank, broker, dealer or other nominee subject to the provisions described below under the heading "Guaranteed Delivery Procedures". You will not receive a subscription certificate.

         Method of Payment. Payment for the shares of common stock purchased through the rights offering must be made by certified check, bank draft or cashier's check drawn upon a U.S. bank or by a postal, telegraphic or express money order payable to Georgeson Shareholder Communications, Inc., as subscription agent. Personal checks are not acceptable. Payment may also be effected through wire transfer of immediately available funds to the account maintained by the subscription agent at ________, ABA #_______________, Account No. _______. Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the price by wire transfer.

         Payment will be deemed to have been received by the subscription agent only upon:

         - Receipt by the subscription agent of the entire payment due, through a properly completed certified check, cashier's check or bank draft drawn upon a U.S. bank or by any postal, telegraphic, or express money order; or

         - Receipt by the subscription agent of the entire payment due through funds transferred by wire transfer.

         Guaranteed Delivery Procedures. If you want to exercise your subscription rights, but time will not permit your subscription certificate to reach the subscription agent on or prior to ___________, 2001, you may exercise your subscription rights if you satisfy the following guaranteed delivery procedures:

         (1) You send, and the subscription agent receives, payment in full for each share of common stock being subscribed for through the basic subscription right and the over-subscription privilege, by _____ Eastern Time, on or prior to _____, 2001;

         (2) You send, and the subscription agent receives, by __________ Eastern Time, on _______________, 2001, a notice of guaranteed delivery. A form has been provided to you. The notice of guaranteed delivery must state your name, the number of subscription rights that you hold, and the number of shares of common stock that you wish to purchase pursuant to the basic subscription right, and the number of shares of common stock, if any, you wish to purchase pursuant to the over-subscription privilege. The notice of guaranteed delivery must guarantee the delivery of your subscription certificate to the subscription agent within three Nasdaq National Market trading days following the date of the notice of guaranteed delivery; and

         (3) You send, and the subscription agent receives, your properly completed and duly executed subscription certificate, including any required signature guarantees, within three Nasdaq National Market trading days following the date of your notice of guaranteed delivery. The notice of guaranteed delivery may be delivered to the subscription agent in the same manner as your subscription certificate at the address set forth under the heading "Subscription Agent," or may be transmitted to the subscription agent by facsimile transmission. You may obtain additional copies of the form of notice of guaranteed delivery by requesting them at the address or phone number set forth under the heading "Subscription Agent."

         Signature Guarantee. Signatures on the subscription certificate do not need to be guaranteed if either the subscription certificate provides that the shares of common stock to be purchased are to be delivered directly to the record owner of such subscription rights, or the subscription certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a bank or trust company having an office or correspondent in the United States. If a signature guarantee is required, signatures on the subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17A-15 of the Securities Exchange Act of 1934, as amended. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges, and savings associations.

         Shares of Common Stock Held for Others. If you are a bank broker, dealer, trustee or other nominee, or you otherwise hold shares of common stock for the account of a beneficial owner of shares of common stock, you should notify the beneficial owner of such shares of common stock as soon as possible to obtain instructions with respect to his or her subscription rights. If you are a beneficial owner of shares of common stock held by a holder of record, such as a broker, trustee or depository for securities, you should contact the holder and ask him or her to effect transactions in accordance with your instructions.

         Subscription Agent. We have appointed Georgeson Shareholder Communications, Inc. as subscription agent for the rights offering. The subscription agent's address is ____________. The subscription agent's telephone number is ( ) ___-____ and its facsimile number is ( ) ___-____. Please call the subscription agent if you have questions about your subscription certificate or about submitting payment. You should deliver your subscription certificate, payment of the price and notice of guaranteed delivery (if any) to the subscription agent. You may use the enclosed return envelope, registered mail or overnight delivery. We will pay the fees and certain expenses of the subscription agent, which we estimate will total $11,250. Under certain circumstances we may indemnify the subscription agent from certain liabilities that may arise in connection with the rights offering.

         Ambiguities in Exercise of Subscription Rights. If you do not specify on your subscription certificate the number of subscription rights being exercised, or if your payment is not sufficient to pay the total purchase price for all of the shares of common stock that you indicated you wished to purchase, you will be deemed to have exercised the maximum number of subscription rights that could be exercised for the amount of the payment that we receive from you. If your payment exceeds the total purchase price for all of the subscription rights shown on your subscription certificate, your payment will be applied, until depleted, to subscribe for shares of common stock in the following order:

         (1) To subscribe for shares of common stock until your basic subscription privilege has been fully exercised;

         (2) To subscribe for additional shares of common stock pursuant to the over-subscription privilege (subject to any applicable proration).

         Any excess payment remaining after the foregoing allocation will be returned to you as soon as practicable by mail, without interest or deduction.

         State and Foreign Securities Laws. The rights offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of common stock to you if you are a resident of any such state or other jurisdiction. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the rights offering. In our sole discretion, we may decline to make modifications to the terms of the rights offering requested by certain states or other jurisdictions, in which case shareholders who live in those states or jurisdictions will not be eligible to participate in the rights offering.

         Our Decision Regarding Certain Matters Is Binding On You. All questions concerning the timeliness, validity, form, and eligibility of any exercise of subscription rights will be determined by us, and our determinations will be final and binding. In our sole discretion, we may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to notify you of any defect or irregularity in connection with the submission of a subscription certificate or incur any liability for failure to give such notification.

         No Revocation. After you have exercised your basic subscription right and your over-subscription privilege, if applicable, YOU MAY NOT REVOKE THAT EXERCISE. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of common stock in the rights offering at the price of $_____ per share.

         Fees and Expenses. We will pay all fees in connection with the processing of subscriptions and the issuance of shares of common stock. You are responsible for paying any expenses you incur in connection with the exercise of the subscription rights.

         IF YOU HAVE QUESTIONS. IF YOU HAVE A QUESTION ABOUT COMPLETING AND DELIVERING YOUR SUBSCRIPTION CERTIFICATE OR SUBMITTING A PAYMENT, CALL OUR SUBSCRIPTION AGENT, GEORGESON SHAREHOLDER COMMUNICATIONS, INC., AT ___-___-______ MONDAY THROUGH FRIDAY ____ A.M. TO ______ P.M. EASTERN TIME. IF YOU HAVE A QUESTION ABOUT THE COMPANY OR THE RIGHTS OFFERING, CALL OUR INFORMATION AGENT, RYAN BECK, AT (800) _________, MONDAY THROUGH FRIDAY, 9:00 A.M. TO 1:00 P.M. EASTERN TIME.

THE OFFERING TO STANDBY PURCHASERS

         We have agreed to sell _________ shares of common stock to standby purchasers in consideration for their commitment to purchase, at the same price per share, all of the shares of our common stock that are not subscribed for in the rights offering.

         We will issue _______ new shares of common stock in the rights offering and ___ new shares of common stock in the offering to the standby purchasers. We will have approximately _________ shares of common stock outstanding after the completion of these offerings. The offering to the standby purchasers will result in the dilution of your ownership interest in the Company.

                                    IMPORTANT

         PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT BY U.S. MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED.

                              PLAN OF DISTRIBUTION

         On or about _____________, 2001, we will distribute the subscription rights, subscription certificates and copies of this prospectus to those who owned shares of common stock on ____________, 2001. If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription certificate and return it with payment for the shares of common stock, to Georgeson Shareholder Communications, Inc. as subscription agent, at the address on page 50. If you have any questions, you should contact either the subscription agent or the information agent, as appropriate, at the telephone number and address on page __.

         Subject to the terms and conditions of an agency agreement (the "Agency Agreement"), dated ________ 2001, among the Company and Ryan, Beck, Ryan, Beck has agreed to act as our financial advisor and marketing agent for the offerings. The Company will pay Ryan, Beck an advisory and management fee of $200,000 in connection with services rendered to the Company under the Agency Agreement. In addition, Ryan, Beck will receive a fee of five percent (5%) of the dollar amount of the shares of common stock sold to the Company's shareholders, except those purchased by Robert Kaye, pursuant to the rights offering and a fee of five percent (5%) of the dollar amount of the shares of common stock sold to the standby purchasers in the offerings. In addition, the Company has agreed to reimburse Ryan, Beck upon request, for its usual and customary out-of-pocket expenses incurred in connection with its services under the Agency Agreement, whether or not the rights offering is consummated, including fees and disbursements of Ryan, Beck's legal counsel. Certain of our officers and other employees may solicit responses from you, but such officers and other employees will not receive any commissions or other compensation for such services other than their normal employment compensation. We estimate that our total expenses in connection with the offerings will be $145,250.

         As a condition to Ryan, Beck entering into the Agency Agreement, the Company, our senior management, directors, and major shareholders have agreed not to offer, sell, or otherwise dispose of, any shares of our common stock convertible into or exchangeable for shares of our common stock for 180 days after the date of this prospectus, without Ryan, Beck's prior written consent, except for:

         - The issuance of shares of common stock pursuant to the exercise of stock options under our stock option plans;

         - The granting of stock options after the date of this prospectus under the option plans; and

         - As a bona fide gift to a third party or as a distribution to the partners or stockholders of one of our shareholders, provided the recipient(s) thereof agree to be bound by the terms of the lock-up arrangement to which such shareholder is bound.

         We have agreed to indemnify Ryan, Beck and its affiliates (as defined in Rule 405 under the Securities Act of 1933) and their respective directors, officers, employees, agents, and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

                           DESCRIPTION OF COMMON STOCK

         Holders of common stock are entitled to one vote for each share held by them on all matters being voted upon by the shareholders. Subject to the preferences of outstanding preferred stock, if any, holders of common stock are entitled to receive dividends ratably if, as, and when declared by the Board out of funds available for the payment of dividends. If the Company is liquidated, dissolved, or wound up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their shares of common stock into any other securities. There are no redemption or sinking fund provisions applicable to the shares of common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offerings will be, fully paid and nonassessable.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference from the Company's annual report on Form 10-K for the year ended December 31, 2000 have been audited by Crowe, Chizek and Company LLP, independent auditors as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         Thompson Hine LLP, Cleveland, Ohio, will pass on the validity of the issuance of the shares of our common stock offered by this prospectus for us.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         Metropolitan Financial Corp. files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy such reports, proxy statements and other information at the following locations of the
Commission:

                              Public Reference Room
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                             Midwest Regional Office
                       500 West Madison Street, Suite 1400
                             Chicago, IL 60661-2511

         You may also obtain copies of this information by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information on the operation of the Commission's Public Reference Room in Washington, D.C. by calling the Commission at 1-800-SEC-0330. This information is also available online through the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), located on the Commission's web site (http://www.sec.gov).

         Also, we will provide you (free of charge) with any of our documents filed with the Commission. To get your free copies, please call or write to Metropolitan Financial Corp. at:

                           22901 Mill Creek Boulevard
                           Highland Hills, Ohio 44122
                           Attention: Donald F. Smith
                                 (216) 206-6000

         We have filed a registration statement with the Commission on Form S-2 with respect to the offerings. This prospectus is a part of the registration statement, but does not contain all of the information in the registration statement. The rules and regulations of the Commission allow us to omit portions of the registration statement from the prospectus. Additionally, the Commission allows us to "incorporate by reference" documents included in the registration statement and in other filings, but not included in this prospectus, which means that we can disclose important information to you by referring you to other documents. The documents that are incorporated by reference are legally considered to be a part of this prospectus. The documents incorporated by reference are:

         (1)      Our Annual Report on Form 10-K for the year ended December 31,
                  2000;

         (2) Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001; and

         (3)      Current Report on Form 8-K filed on August 3, 2001.

         As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this prospectus, you should rely on the statement made in the most recent document.

         This prospectus contains a description of the material terms and features of all material contracts, reports or exhibits to the registration statement required to be disclosed. The descriptions of such documents are brief and are not necessarily complete. As a result, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement for a more complete description of such document. Each such statement in this prospectus is qualified in its entirety by reference to the complete document. You may read the registration statement without charge at the principal office of the Commission in Washington, DC, and you may obtain copies of all or part of it from the Commission by paying the prescribed fees.

         This prospectus is accompanied by a copy of our most recent annual report on Form 10-K for the period ended December 31, 2000 and our most recent quarterly report on Form 10-Q for the period ended June 30, 2001. We strongly urge you to read carefully these documents before you exercise your subscription rights to purchase shares of our common stock being offered by this prospectus.

------------------------------------------------------
------------------------------------------------------

  YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE OFFERS AND SALES ARE NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR SHARES OF COMMON STOCK.

  NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF OUR SHARES OF COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

                            ------------------------

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                              [METROPOLITAN LOGO]

                         [                     ] SHARES

                                       OF

                                  METROPOLITAN
                                FINANCIAL CORP.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                RYAN, BECK & CO.

                                           , 2001

------------------------------------------------------
------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the fees and expenses incurred by Metropolitan Financial Corp. in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission registration fee               $ 5,000
Accountants' fees and expenses*                                    30,000
Legal fees and expenses*                                           85,000
Subscription Agent's fees and expenses*                            11,250
Printing and engraving expenses*                                   10,000
Miscellaneous*                                                      4,000
                                                                 --------
         Total Expenses                                          $145,250
                                                                 ========
         *Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard to the corporation's best interests.

         Ohio law does not authorize payment of judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation's articles of incorporation, code of regulations or by contract except with respect to the advancement of expenses of directors.

         Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

         Our Amended and Restated Code of Regulations provide that we shall indemnify, subject to certain limitations, any person (and the heirs, executors and administrators of each such person) made or threatened to be made a party to any action, suit, proceeding, or claim by reason of the fact that he is or was a director or officer of the Company or of any other corporation for which he was serving as a director or officer at the request of the Company, for all expenses and liabilities incurred by him in connection with the defense of any such action, suit, proceeding, or claim.

         Under a directors' and officers' liability insurance policy, directors and officers of the Company are insured against certain liabilities, including certain liabilities arising under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits. The following is a list of exhibits filed as part of the registration statement.

Exhibit
   No.   Description
-------  ------------------------------------

1.1      Ryan Beck Agency Agreement.*

1.2      Standby Purchase Agreement.*

5.1      Opinion of Thompson Hine LLP.*

10.1 Supervisory Agreement dated July 26, 2001, between Metropolitan Financial Corp. and the Office of Thrift and Supervision (Exhibit 10.2 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).

10.2 Supervisory Agreement dated July 26, 2001, between Metropolitan Bank and Trust Company, the State of Ohio, Division of Financial Institutions and the Office of Thrift Supervision (Exhibit 10.3 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).

23.1     Consent of Crowe, Chizek and Company LLP.

23.2     Consent of Thompson Hine LLP (included in Exhibit 5.1).*

24.1     Power of Attorney.

99.1     Form of Subscription Certificate.*

99.2     Instructions on Use of Subscription Certificate.*

99.3     Form of Letter to Shareholders.*

99.4     Form of Letter to Brokers.*

99.5     Form of Notice of Guaranteed Delivery.*

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and information required to be included in a post-effective amendment is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new Registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

               (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

               (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Highland Hills, State of Ohio on the 20th day of September, 2001.

                                       METROPOLITAN FINANCIAL CORP.


                                       By: /s/ Robert M. Kaye
                                           ------------------
                                           Robert M. Kaye, Chairman of the Board
                                           and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Form S-2 registration statement has been signed by the following persons in the capacities indicated as of September 20, 2001.


                  SIGNATURE
                                   TITLE

/s/ Robert M. Kaye                 Chairman of the Board, Chief Executive
----------------------------       Officer and Director (Principal Executive
Robert M. Kaye                     Officer)

/s/ Donald F. Smith                Chief Financial Officer (Principal Financial
----------------------------       and Accounting Officer)
Donald F. Smith

/s/ Malvin E. Bank                 Director
----------------------------
Malvin E. Bank

/s/ Robert R. Broadbent            Director
----------------------------
Robert R. Broadbent

/s/ Marjorie M. Carlson            Director
----------------------------
Marjorie M. Carlson

/s/ Lois K. Goodman                Director
----------------------------
Lois K. Goodman

/s/ Marguerite B. Humphrey         Director
----------------------------
Marguerite B. Humphrey

/s/ James A. Karman                Director
----------------------------
James A. Karman

/s/ Ralph D. Ketchum               Director
----------------------------
Ralph D. Ketchum

/s/ Kenneth T. Koehler             Director
----------------------------
Kenneth T. Koehler

/s/ Alfonse M. Mattia              Director
----------------------------
Alfonse M. Mattia

/s/ David P. Miller                Director
----------------------------
David P. Miller

/s/ Kenneth T. Koehler             Attorney-in-Fact for the Officers and
----------------------------       Directors signing in the capacities indicated
Kenneth T. Koehler

                                INDEX TO EXHIBITS

Exhibit
   No.   Description
-------  ------------------------------------

1.1      Ryan Beck Agency Agreement.*

1.2      Standby Purchase Agreement.*

5.1      Opinion of Thompson Hine LLP.*

10.1 Supervisory Agreement dated July 26, 2001, between Metropolitan Financial Corp. and the Office of Thrift and Supervision (Exhibit 10.2 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).

10.2 Supervisory Agreement dated July 26, 2001, between Metropolitan Bank and Trust Company, the State of Ohio, Division of Financial Institutions and the Office of Thrift Supervision (Exhibit 10.3 to the Company's Form 10-Q filed with the Commission on August 14, 2001, is incorporated herein by reference).

23.1     Consent of Crowe, Chizek and Company LLP.

23.2     Consent of Thompson Hine LLP (included in Exhibit 5.1).*

24.1     Power of Attorney.

99.1     Form of Subscription Certificate.*

99.2     Instructions on Use of Subscription Certificate.*

99.3     Form of Letter to Shareholders.*

99.4     Form of Letter to Brokers.*

99.5     Form of Notice of Guaranteed Delivery.*

* To be filed by amendment.